UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

A detailed description of the transactions described in this Letter of Transmittal is contained in the management information circular dated July 12, 2006 (the ‘‘Circular’’) mailed to shareholders of Adastra Minerals Inc. in connection with a special meeting of shareholders of Adastra Minerals Inc. that is scheduled to be held on August 3, 2006. You may obtain a copy of the Circular from www.sedar.com. You may also request a paper copy free of charge by contacting Computershare Investor Services Inc. at the address or telephone numbers set out in this Letter of Transmittal.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

ADASTRA MINERALS INC.

pursuant to the Proposed Arrangement with

FIRST QUANTUM MINERALS LTD.

This Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the ‘‘Adastra Shares’’) of Adastra Minerals Inc. (‘‘Adastra’’) deposited pursuant to the proposed arrangement (the ‘‘Arrangement’’) involving Adastra and First Quantum Minerals Ltd. (‘‘First Quantum’’), that is being submitted for approval at the special meeting of Shareholders to be held on August 3, 2006 (the ‘‘Meeting’’). Shareholders are referred to the management information circular of Adastra dated July 12, 2006 (the ‘‘Circular’’) prepared in connection with the Meeting that accompanies this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.

The Effective Date of the Arrangement is expected to be August 11, 2006. As soon as practicable following the Effective Date and the surrender of their Adastra Shares pursuant to the Arrangement, Shareholders (other than Dissenting Shareholders) will receive, in consideration of the transfer of their Adastra Shares to First Quantum, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share (the ‘‘Cash Alternative’’), or (b) one common share of First Quantum (a ‘‘First Quantum Share’’) and Cdn.$0.265 in cash for every 14.76 Adastra Shares (the ‘‘Share Alternative’’), subject, in each case, to pro ration as set out in the Circular under the heading ‘‘The Arrangement – Arrangement Consideration’’.

No fractional First Quantum Shares will be issued pursuant to the Arrangement. Where a Shareholder is to receive First Quantum Shares as consideration under the Arrangement and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, the number of First Quantum Shares to be received by such Shareholder will be rounded down and the amount of cash to be received by such Shareholder will correspondingly be increased (on the basis of Cdn.$39.11 per First Quantum Share).

Any Shareholder who (i) fails to complete this Letter of Transmittal electing the Cash Alternative, or (ii) does not properly elect either the Cash Alternative or the Share Alternative in this Letter of Transmittal with respect to any Adastra Shares surrendered by such Shareholder pursuant to the Arrangement will be deemed to have elected the Share Alternative.

It is recommended that Shareholders complete, sign and return this Letter of Transmittal with the accompanying Adastra Share Certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Toronto Time) on August 2, 2006.

A Shareholder will not receive First Quantum Shares and/or a cheque for the amount to which such Shareholder is otherwise entitled until proper delivery is made to the Depositary of a properly completed and executed Letter of Transmittal, together with certificate(s) for Adastra Shares and all other required documents.

Any certificate which immediately prior to the Effective Time represented outstanding Adastra Shares that is not deposited with all other documents and instruments required by the Plan of Arrangement and this Letter of Transmittal to the Depositary in accordance with the terms of the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a securityholder claim or interest of any kind or nature against Adastra. On such date, the Arrangement Consideration to which the holder of any such certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to First Quantum or any successor thereto.

If you are a non-registered holder of Adastra Shares and hold your Adastra Shares through an Intermediary, please complete the documentation provided to you by your Intermediary in accordance with the instructions provided by such Intermediary.

TO:	ADASTRA MINERALS INC.
AND TO:	FIRST QUANTUM MINERALS LTD.

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC. (the ‘‘Depositary’’), at its offices set out herein

The undersigned hereby surrenders to the Depositary the enclosed certificate(s) representing Adastra Shares, details of which are as follows (please print or type):

(If space is insufficient please attach a list to this Letter of Transmittal in the form below.)

ADASTRA SHARES

Certificate Number(s)	Name(s) and Address(es) in which Registered	Number of Adastra Shares Deposited

TOTAL:

ELECTION FOR CASH OR SHARES

In connection with the Arrangement, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Adastra Shares represented by the certificate(s) listed above. Shareholders may elect to receive either the Cash Alternative (Choice A) OR the Share Alternative (Choice B).

Shareholders may choose only ONE of the choices below:

Choice A – The CASH ALTERNATIVE

Shareholders who check this box will receive Cdn.$2.92 in cash for each Adastra Share deposited under this Choice A (subject to pro ration).

Choice B – The SHARE ALTERNATIVE

Shareholders who check this box will receive one First Quantum Share and Cdn.$0.265 for every 14.76 Adastra Shares deposited under this Choice B (subject to pro ration). Any Shareholder who fails to complete this Letter of Transmittal electing the Cash Alternative or who does not properly elect either the Cash Alternative or the Share Alternative in this Letter of Transmittal with respect to any Adastra Shares deposited by such Shareholder in connection with the Arrangement will be deemed to have elected the Share Alternative.

Assuming that either all Shareholders tender to the Cash Alternative or all Shareholders tender to the Share Alternative, each Shareholder will be entitled to receive Cdn.$0.475 in cash and approximately 0.057 of a First Quantum Share for each Adastra Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Arrangement, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Adastra Shares. Conversely, in light of the total number of First Quantum Shares available under the Arrangement, Shareholders who elect to receive the Share Alternative will likely receive fewer First Quantum Shares and more cash consideration in consideration for their Adastra Shares than they have elected to receive.

No fractional First Quantum Shares will be issued pursuant to the Arrangement. Where a Shareholder is to receive First Quantum Shares as consideration under the Arrangement and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, the number of First Quantum Shares to be received by such Shareholder will be rounded down and the amount of cash to be received by such Shareholder will correspondingly be increased (on the basis of Cdn.$39.11 per First Quantum Share).

IN CONSIDERATION OF THE ARRANGEMENT AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Plan of Arrangement and in this Letter of Transmittal, the undersigned:

(a)	acknowledges receipt of the Circular;

(b)

understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the undersigned will cease to be a Shareholder of Adastra and, subject to paragraph (c) below, will only be entitled to receive First Quantum Shares and a cheque representing the Arrangement Consideration to which the undersigned is entitled under the Arrangement;

(c)

understands that if the undersigned fails to deliver the required documentation to the Depositary on or before the fifth anniversary of the Effective Date, the Arrangement Consideration to which the undersigned was ultimately entitled under the Arrangement shall be deemed to have been surrendered for no consideration to First Quantum or any successor thereof;

(d)

understands that if the undersigned (i) fails to complete this Letter of Transmittal electing the Cash Alternative or (ii) does not properly elect either the Cash Alternative or the Share Alternative in this Letter of Transmittal with respect to any Adastra Shares surrendered pursuant to the Arrangement he or she will be deemed to have elected the Share Alternative;

(e)

delivers to you the enclosed certificate(s) representing Adastra Shares (the ‘‘Purchased Securities’’) and, on and subject to the terms and conditions of the Arrangement, deposits and sells, assigns and transfers to First Quantum all right, title and interest in and to the Purchased Securities;

(f)

represents and warrants that the undersigned has full power and authority to deliver, deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by First Quantum, First Quantum will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(g)

represents and warrants that the undersigned owns the Purchased Securities being deposited free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims and within the meaning of applicable laws;

(h)	represents and warrants that the deposit of the Purchased Securities complies with applicable laws;

(i)

directs First Quantum and the Depositary, upon First Quantum taking up the Purchased Securities: (a) to issue or cause to be issued certificate(s) for First Quantum Shares to which the undersigned is entitled, if any, for the Purchased Securities in connection with the Arrangement in the name indicated below and to send such certificates, if any, by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; (b) to mail the cheques representing the amount of cash to which the undersigned is entitled for the Purchased Securities under the Arrangement in the name indicated below by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below; and (c) if the Arrangement is not completed, to return any certificates for Adastra Shares to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Adastra). The undersigned recognizes that Adastra has no obligation pursuant to the instructions given herein to transfer any of the undersigned’s Shares if the Arrangement is not completed;

(j)

irrevocably constitutes and appoints the Depositary and any officer of First Quantum, and each of them and any other persons designated by First Quantum in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

(i)	register or record the transfer of Purchased Securities on the registers of Adastra; and

(ii)

execute and deliver, as and when requested by First Quantum, any instruments of proxy, authorization or consent in form and on terms satisfactory to First Quantum in respect of such Purchased Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, other than in connection with the Meeting;

and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities other than as granted in a form of proxy for use at the Meeting;

(k)

covenants to execute, upon request of First Quantum, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to First Quantum;

(l)

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m)

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by First Quantum in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on First Quantum, Adastra, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

By virtue of the execution of this Letter of Transmittal, the undersigned agrees with First Quantum, Adastra and the Depositary that any contract contemplated by the Arrangement and this Letter of Transmittal as well as all documents relating thereto, be drawn up exclusively in the English language.

En signant la présente lettre de transmission, le soussigné est réputé d’avoir convenu avec l’initiateur et le dépositaire que tous les contrats découlant de l’offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l’avis de livraison garantie, soient rédigés exclusivement en anglais.

BLOCK A	BLOCK B
Registration Instruments	Delivery Instructions

ISSUE CERTIFICATE/CHEQUE IN THE NAME OF:	SEND CERTIFICATE/CHEQUE
(please print or type)	(Unless Block ‘‘C’’ is checked) TO:
(please print or type)

______________________________________________	______________________________________________
(Name)	(Name)

______________________________________________	______________________________________________

______________________________________________	______________________________________________
(Street Address and Number)

______________________________________________
______________________________________________	(Street Address and Number)
(City and Province or State)

______________________________________________
______________________________________________	(City and Province or State)
(Country and Postal (or Zip) Code)
______________________________________________

______________________________________________	(Country and Postal (or Zip) Code)
(Telephone – Business Hours)

______________________________________________
(Tax Identification, Social Insurance or
Social Security Number)

BLOCK C

Pick-up Instructions

[ ]  HOLD SHARE CERTIFICATES AND/OR CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

Signature guaranteed by (if required under Instruction 3):
Dated:__________________________________ , 2006
______________________________________________

______________________________________________
Signature of holder of Shares or Authorized Representative –
______________________________________________	See Instructions 2 and 4
Authorized Signature of Guarantor

______________________________________________
______________________________________________	Name of holder of Shares (please print or type)
Name of Guarantor (please print or type)

______________________________________________
Name of Authorized Representative, if applicable
______________________________________________	(please print or type)
Address of Guarantor (please print or type)

______________________________________________
______________________________________________	Daytime telephone number of holder of Shares or Authorized
Representative

______________________________________________	______________________________________________
Daytime facsimile number of holder of Shares or Authorized
Representative

______________________________________________
Tax Identification, Social Insurance or Social Security Number of holder of Shares

INSTRUCTIONS

1.	Delivery of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Adastra Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. First Quantum recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.	Signatures

This Letter of Transmittal must be completed and signed by the registered holder of deposited Adastra Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or, where applicable, of the CREST Member Account, without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited Adastra Shares, or if the Arrangement is not completed and the Adastra Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Adastra or if payment is to be issued in the name of a person other than the registered owner(s) of the deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

An ‘‘Eligible Institution’’ means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (STEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Adastra, First Quantum or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Stock Transfer Taxes

Except as otherwise provided in this Instruction 5, First Quantum will pay all stock transfer taxes with respect to the transfer and sale of any Adastra Shares to it or its order pursuant to the Arrangement. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Adastra Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Adastra Shares purchased unless evidence satisfactory to First Quantum, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

6.	28% U.S. Backup Withholding

In order to avoid backup withholding of U.S. federal income tax on any payments of cash pursuant to the Arrangement, a stockholder surrendering Adastra Shares in connection with the Arrangement must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (‘‘TIN’’) on Substitute Form W-9 in this Letter of Transmittal and certify under penalties of perjury that such TIN is correct, that such stockholder is not subject to backup withholding and that such stockholder is a U.S. person (including a U.S. resident alien). If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the ‘‘IRS’’) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Arrangement may be subject to backup withholding of 28%. All stockholders surrendering Adastra Shares pursuant to the Arrangement should complete and sign the main signature form and the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to First Quantum and the Depositary).

Certain stockholders (including, among others, all corporations, individual retirement accounts and certain non-U.S. individuals and entities) are not subject to backup withholding. Noncorporate non-U.S. stockholders should complete and sign the main signature form and the appropriate Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the enclosed ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ for more instructions.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

The stockholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Adastra Shares. If the Adastra Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ for additional guidance on which number to report.

The box in Part 3 of the Substitute Form W-9 may be checked if the stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 28% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such stockholder if a TIN is provided to the Depositary within 60 days.

7.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for deposited Adastra Shares, additional certificate numbers and numbers of deposited Adastra Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If deposited Adastra Shares are registered in different forms (e.g., ‘‘John Doe’’ and ‘‘J. Doe’’), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Adastra Shares by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Adastra Shares for payment, except as required by applicable law.

(d)

The Arrangement will be construed in accordance with and governed by the laws of the Yukon Territory and the federal laws of Canada applicable therein. Each party to any agreement resulting from the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Yukon Territory.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the addresses listed below.

8.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Adastra’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Adastra’s transfer agent may contact you.

SUBSTITUTE

FORM W-9

DEPARTMENT OF THE TREASURY

INTERNAL REVENUE SERVICE

PAYER’S REQUEST FOR

TAXPAYER IDENTIFICATION

NUMBER (‘‘TIN’’)

PART 1 – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.

PART 2 – CERTIFICATES – UNDER PENALTIES OF PERJURY, I CERTIFY THAT

(1)	THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME), AND

(2)

I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE (THE ‘‘IRS’’) THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING, AND

(3)	I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).

SOCIAL SECURITY NUMBER(S)

OR

EMPLOYER IDENTIFICATION NUMBER

PART 3 –

AWAITING TIN [ ]

PART 4 –

EXEMPT [ ]

CERTIFICATION INSTRUCTIONS – YOU MUST CROSS OUT ITEM (2) IN PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURNS. HOWEVER, IF AFTER ANOTHER NOTIFICATION FROM THE IRS STATING THAT YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT SUCH ITEM (2). IF YOU ARE EXEMPT FROM BACKUP WITHHOLDING, CHECK THE BOX IN PART 4 ABOVE.

SIGNATURE:	DATE:

NOTE:

FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU IN CONNECTION WITH THE ARRANGEMENT. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE

BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (A) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (B) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO THE DEPOSITARY, 28% PERCENT OF ALL REPORTABLE PAYMENTS MADE TO ME WILL BE WITHHELD, BUT WILL BE REFUNDED TO ME IF I PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER WITHIN 60 DAYS.

SIGNATURE:	DATE:

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER – Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

FOR THIS TYPE OF ACCOUNT:

GIVE THE SOCIAL SECURITY NUMBER OF –

FOR THIS TYPE OF ACCOUNT:	GIVE THE SOCIAL SECURITY NUMBER OF –
1. Individual's account	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals[1]
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person[1]
4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor[1]
6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person[3]
7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]

FOR THIS TYPE OF ACCOUNT:	GIVE THE SOCIAL SECURITY NUMBER OF –
8. Sole proprietorship account	The owner[4]
9. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)[5]
10. Corporate account	The corporation
11. Religious, charitable, or educational organization account	The organization
12. Partnership account held in the name of the business	The partnership
13. Association, club, or other tax-exempt organization	The organization
14. A broker or registered nominee	The broker or nominee
15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments The public entity

(1)	List first and circle the name of the person whose number you furnish.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(4)	Show the name of the owner but you may also enter your business or ‘‘doing business as’’ name. You may use either your social security number or your employer identification number (if you have one).

(5)	List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

–	A corporation.

–	A financial institution.

–	An organization exempt from tax under section 501(a), or an individual retirement plan.

–	The United States or any agency or instrumentality thereof.

–	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

–	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

–	An international organization or any agency, or instrumentality thereof.

–	A registered dealer in securities or commodities registered in the United States or a possession of the United States.

–	A real estate investment trust.

–	A common trust fund operated by a bank under section 584(a).

–	An entity registered at all times under the Investment Company Act of 1940.

–	A foreign central bank of issue.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE ‘‘EXEMPT’’ ON THE FACE OF THE FORM AND CHECK THE BOX IN PART 4, AND RETURN IT TO THE PAYER. ALSO SIGN AND DATE THE FORM.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A, 6045 and 6050A.

PRIVACY ACT NOTICE. – Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns.

Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)

PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. – If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. – Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX

CONSULTANT OR THE INTERNAL REVENUE SERVICE.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021	100 University Avenue
31 Adelaide Street E.	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Fax Number: (905) 771-4082

Toll Free (North America): 1-866-982-9674

Overseas Calls: 1-514-982-7135

E-Mail: adastraquantumoffer@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are a resident of the United Kingdom and you have any doubt about the contents of this document or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom Financial Services and Markets Act 2000. No securities regulatory authority in Canada, the United States or the United Kingdom has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise. In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority or by the London Stock Exchange plc.

LOGO

ARRANGEMENT

involving

ADASTRA MINERALS INC.

and

FIRST QUANTUM MINERALS LTD.

SPECIAL MEETING OF SHAREHOLDERS OF

ADASTRA MINERALS INC.

TO BE HELD ON AUGUST 3, 2006

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

July 12, 2006

TABLE OF CONTENTS

Page

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	iv

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES	v

NON-GAAP FINANCIAL MEASURES	v

NOTICE REGARDING CERTAIN INFORMATION	v

EXCHANGE RATES	vi

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	vii

SUMMARY OF CIRCULAR	6
Date, Time and Place of Meeting	6
Record Date	6
Background and Purpose of the Meeting	6
Shareholder Approvals	6
Effects of the Arrangement	7
Arrangement Consideration	7
Procedure for the Arrangement to Become Effective	7
Court Approval and Completion of the Arrangement	8
First Quantum	8
Unaudited Pro Forma Consolidated Financial Statements of First Quantum	8
Procedures for Receiving Payment	8
Dissent Rights	9
Certain Canadian Federal Income Tax Considerations	9
Certain U.S. Federal Income Tax Considerations	10
Certain U.K. Tax Considerations	10
Risk Factors	10

THE ARRANGEMENT	11
Background to the Arrangement	11
Reasons for the Arrangement	11
Shareholder Approvals	12
Judicial Developments	12
Terms of the Arrangement	12
Arrangement Consideration	13
Procedure for the Arrangement to Become Effective	15
Court Approval and Completion of the Arrangement	15
Valuation and Other Exemptions	15
Interests of Certain Persons in the Arrangement	16
Expenses of the Arrangement	16
Procedures for Receiving Payment	16
Extinction of Rights	17
Depositary	17
Effect of the Arrangement on Markets and Listings	18
Particulars of Other Matters	18

LEGAL MATTERS	18

THE ARRANGEMENT AGREEMENT	18
Covenants of Adastra	18
Mutual Covenants	19
Conditions to Completion of the Arrangement	19
Termination	20

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	20

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	23

CERTAIN U.K. TAX CONSIDERATIONS	27

RISK FACTORS	29
Risks Relating to the Arrangement and/or the Combined Business of First Quantum and Adastra	29
Risks Relating to Adastra	31
Risks Relating to First Quantum	31
RIGHTS OF DISSENTING SHAREHOLDERS	31

INFORMATION RELATING TO FIRST QUANTUM	32

ADASTRA SHARES AND THE PRINCIPAL HOLDERS THEREOF	35

ADDITIONAL INFORMATION RELATING TO ADASTRA	36
General Information	36
Interim Financial Statements	36
Dividends	36
Authorized and Issued Capital	36
Previous Distributions	37
Market Prices and Trading Volumes of Adastra Shares	38
Executive Compensation Summary	38
Material Terms and Conditions of Employment Agreements	40
Performance Graph	41
Compensation of Directors	41
Securities Authorized for Issuance Under Equity Compensation Plans	42
Compensation Committee	43
Report on Executive Compensation	44
Indebtedness of Directors, Executive Officers and Senior Officers	45
Interest of Informed Persons in Material Transactions	45
Auditor	45
Corporate Governance	45
Additional Information Regarding Adastra	45

COMPARISON OF YBCA AND BCA	46

INFORMATION CONCERNING THE MEETING AND PROXIES	47
Solicitation of Proxies	47
Appointment of Proxyholder	47
Revocation of Proxy	48
Exercise of Proxy	48
Explanation of Voting Rights for Beneficial Owners of Adastra Shares	48
Quorum and Voting Rights	49

APPROVAL OF BOARD	49

CONSENT OF FIRST QUANTUM'S AUDITORS	50

APPENDIX A: ARRANGEMENT RESOLUTION	A-1

APPENDIX B: ARRANGEMENT AGREEMENT	B-1

APPENDIX C: INTERIM ORDER	C-1

APPENDIX D: NOTICE OF APPLICATION FOR FINAL ORDER	D-1

APPENDIX E: SECTION 193 OF THE YBCA	E-1

APPENDIX F: UNAUDITED PRO FORMA

FINANCIAL STATEMENTS OF
FIRST QUANTUM MINERALS LTD.	F-1

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The shares of First Quantum Minerals Ltd. (‘‘First Quantum’’) to be issued under the arrangement described herein have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under ‘‘Court Approval and Completion of the Arrangement’’.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Adastra Minerals Inc. (‘‘Adastra’’) will furnish this document to the Securities and Exchange Commission under the cover of a Form 6-K. Holders of shares (‘‘Shareholders’’) of Adastra should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that Adastra is incorporated under the laws of the Yukon Territory, that some or all of its officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of Adastra and said persons are located outside the United States.

THE SHARES OF FIRST QUANTUM HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS NOTICE OF SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that acquisition of shares of First Quantum may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully herein.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful.

This document and certain of the information incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms ‘‘mineral reserves,’’ ‘‘probable reserves,’’ ‘‘proven reserves,’’ ‘‘inferred resources,’’ ‘‘indicated resources,’’ ‘‘measured resources,’’ and ‘‘mineral resources’’ used or incorporated by reference in this document are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (‘‘CIM’’). CIM standards differ significantly from standards in the United States. While the terms ‘‘mineral resource,’’ ‘‘measured resources,’’ ‘‘indicated resources,’’ and ‘‘inferred resources’’ are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in this document and the documents incorporated by reference herein may not be comparable to similar information made public by United States companies.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

This document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the ‘‘FSA’’). Accordingly, this document has not been, and will not be, approved by the FSA or by London Stock Exchange plc.

No action has been or is intended to be taken by First Quantum or Adastra or any other person that would permit a public offer of First Quantum shares to be made in the United Kingdom which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 and the Prospectus Rules) before such an offer was made.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular and certain of the information incorporated by reference in this Circular contain forward-looking statements with respect to Adastra’s and First Quantum’s financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as ‘‘anticipates’’, ‘‘expects’’, ‘‘intends’’, ‘‘plans’’, ‘‘forecasts’’, ‘‘projects’’, ‘‘budgets’’, ‘‘believes’’, ‘‘seeks’’, ‘‘estimates’’, ‘‘could’’, ‘‘might’’, ‘‘should’’, and similar expressions identify forward-looking statements. Although Adastra believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, there can be no certainty that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this Circular. These statements include comments regarding: operations and synergies of the combined company, the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, production costs, cash operating costs per pound, total cash costs per pound, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings, and expansion plans.

The following factors related to the business combination of First Quantum and Adastra could cause actual results to differ materially from the forward-looking statements: the business of First Quantum and Adastra may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the First Quantum/Adastra transaction may not be fully realized or realized within the expected time frame. In addition, the factors described below, in the section of the Circular entitled ‘‘Risk Factors’’ and in the documents listed in the section of the Circular entitled ‘‘Information Relating to First Quantum – Documents Incorporated by Reference’’, may cause actual results to differ materially from the forward-looking statements:

- unexpected changes in business and economic conditions;

- significant increases or decreases in copper, cobalt, gold, zinc, diamonds or other mineral prices;

- changes in interest rates and currency exchange rates;

- changes to timing and amount of production;

- unanticipated grade changes;

- unanticipated recovery rates or production problems;

- changes in mining, processing and overhead costs;

- changes in metallurgy and processing technology;

- access to and availability of materials, equipment, supplies, labour and supervision, power and water;

- unanticipated determination of mineral reserves and mineral resources;

- availability of drill rigs;

- changes in project parameters;

- costs and timing of development of new mineral reserves;

- results of current and future exploration activities;

- results of pending and future feasibility studies;

- developments in joint venture relationships;

- political or economic instability, either globally or in the countries in which First Quantum and Adastra operate;

- changes in governmental policies or Laws;

- wars or armed conflicts, either globally or in the countries in which First Quantum and Adastra operate;

- local and community impacts and issues;

- timing of receipt of government approvals;

- accidents and labour disputes;

- environmental costs and risks;

- competitive factors, including competition for property acquisitions; and

- availability of capital at reasonable rates or at all.

These factors are not intended to represent a complete list of the general or specific factors that could affect Adastra and First Quantum. Additional factors may be noted elsewhere in this Circular and in any documents incorporated by reference into this Circular. Adastra undertakes no obligation to update forward-looking statements.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

All references to ‘‘$’’ or ‘‘dollars’’ in this document refer to United States dollars, unless otherwise indicated. All financial information contained in this Circular is reported in U.S. dollars unless otherwise noted. First Quantum’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Certain financial information is reconciled to U.S. generally accepted accounting principles (‘‘U.S. GAAP’’). For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of First Quantum, see Note 20 to the First Quantum audited financial statements for the financial year ended December 31, 2005, which have been specifically incorporated by reference herein. The financial information regarding Adastra contained in this Circular is reported in U.S. dollars and Adastra’s audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

NON-GAAP FINANCIAL MEASURES

In this Circular and certain of the information incorporated by reference in this Circular, the terms ‘‘cash cost’’ and ‘‘cash flow per share’’ are used as performance measures. Cash cost is used on a per pound of copper basis. Cash cost per pound is equivalent to direct cash mining operations expenditures for the period divided by the number of pounds of copper sold during the period. Cash cost information has been included to provide investors with information about the cost structure of mining operations. Cash flow per share information has been included to provide the investors with additional information that may be useful in evaluating results of operations. ‘‘Cash cost’’ and ‘‘cash flow per share’’ differ from measures of performance determined in accordance with Canadian GAAP and U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.

NOTICE REGARDING CERTAIN INFORMATION

The information contained or incorporated by reference in this Circular concerning First Quantum is based solely upon information provided to Adastra by First Quantum. The Board of Directors has relied exclusively upon such information, without independent verification by Adastra.

Information relating to Canadian and US federal income tax considerations and to UK tax considerations has been obtained from external advisers specialising in such matters and the Board of Directors of Adastra has relied wholly on their advice.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

EXCHANGE RATES

The following table sets forth the average exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2005	2004	2003	2002	2001
Rate at end of period	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2116	1.3015	1.4015	1.5704	1.5484

On July 5, 2006, being the last practicable trading day prior to the date of the Circular, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.1117. On July 5, 2006, the exchange rate for one British pound expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$2.0389.

LOGO

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the ‘‘Meeting’’) of shareholders of Adastra Minerals Inc. (‘‘Adastra’’) will be held at the offices of Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 3600, Toronto, Ontario on Thursday, August 3, 2006 at 10:00 a.m. (Toronto Time) for the following purposes:

(i)

to consider, pursuant to an order of the Supreme Court of the Yukon Territory dated June 22, 2006 and, if thought advisable, to pass, with or without variation, a special resolution (the ‘‘Arrangement Resolution’’), the full text of which is set forth in Appendix A to the accompanying management information circular (the ‘‘Circular’’), approving an arrangement (the ‘‘Arrangement’’) pursuant to section 195 of the Business Corporations Act (Yukon) (the ‘‘YBCA’’), all as more particularly described in the Circular; and

(ii)	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

NOTES:

Adastra has fixed July 11, 2006 as the record date for determining those holders (‘‘Shareholders’’) of Adastra’s common shares (‘‘Adastra Shares’’) entitled to receive notice of the Meeting. A person who has acquired Adastra Shares after the record date is entitled to vote those Adastra Shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of such person’s name in the list of Shareholders not less than ten days before the Meeting.

Pursuant to an order of the Supreme Court of Yukon dated June 22, 2006, registered Shareholders are entitled to dissent in respect of the Arrangement. If the Arrangement becomes effective, a dissenting Shareholder is entitled to be paid the fair value of such dissenting Shareholder’s Adastra Shares, provided that such dissenting Shareholder has delivered a written objection to the Arrangement Resolution to Adastra by 5:00 p.m. (Yukon Time) on the business day preceding the Meeting and has otherwise strictly complied with the provisions of section 193 of the YBCA. This right is described in detail in the accompanying Circular under the heading ‘‘Rights of Dissenting Shareholders’’. The text of section 193 of the YBCA, which will be relevant in any dissent proceeding, is set forth in Appendix E to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of Adastra Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

Registered holders of Adastra Shares who are unable to be personally present at the Meeting are requested to date, complete, sign and return the form of proxy in the envelope provided, by facsimile transmission to the Proxy Department of Computershare Investor Services Inc. at 1-866-249-7775 or in person or by registered mail to Adastra Minerals Inc. c/o Investor Services Inc. Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1. To be effective, proxies must be received before 5:00 p.m. (Toronto Time) on August 2, 2006 (or the date that is one business day preceding the Meeting if it is postponed or adjourned).

Non-registered holders of Adastra Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.

DATED this 12th day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

LOGO

PHILIP K.R. PASCALL

Director and Chairman of the Board

LOGO

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Adastra Minerals Inc. (‘‘Adastra’’) for use at the Special Meeting of Shareholders of Adastra to be held on Thursday, August 3, 2006 at 10:00 a.m. (Toronto Time) at the offices of Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 3600, Toronto, Ontario and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information has been incorporated by reference in this Circular from documents that are expressly referred to elsewhere in the Circular. Copies of those documents may be obtained via SEDAR at www.sedar.com or on request without charge from Adastra Minerals Inc. at Castlewood House, 77/91 New Oxford Street, London WC1A 1DG, telephone +44 (0)20 7257 2040, email london@adastramin.com.

GLOSSARY OF DEFINED TERMS

In this Circular, unless the context otherwise requires, the following terms have the meanings set forth below. All references to ‘‘$’’ or ‘‘dollars’’ are to the currency of the United States unless otherwise indicated.

‘‘Adastra’’ means Adastra Minerals Inc., a company existing under the laws of the Yukon Territory.

‘‘Adastra Share’’ means a Class ‘‘A’’ common share in the capital of Adastra (whether in certificated form or subject to a CDI) together, unless the context requires otherwise, with the associated SRP Right.

‘‘AIM’’ means the Alternative Investment Market, a share dealing market operated by the London Stock Exchange plc.

‘‘AMF’’ means Autorité des marchés financiers (Québec).

‘‘Arrangement’’ means the arrangement involving Adastra and First Quantum under the provisions of section 195 of the YBCA on the terms and conditions set forth in the Arrangement Agreement resulting, inter alia, in the direct acquisition by First Quantum of all of the outstanding Adastra Shares, all on such terms as are consistent with the provisions of the Arrangement Agreement, all as more particularly described in the Plan of Arrangement.

‘‘Arrangement Agreement’’ means the arrangement agreement dated as of July 5, 2006 between Adastra and First Quantum, a copy of which is attached as Appendix B to this Circular.

‘‘Arrangement Consideration’’ means the consideration to be received by Shareholders under the Arrangement in exchange for the transfer of their Adastra Shares to First Quantum, in the form of, at the election of each Shareholder, either the Share Alternative or the Cash Alternative (both being subject to pro ration), all as more particularly described under the heading ‘‘The Arrangement – Arrangement Consideration’’ in this Circular.

‘‘Arrangement Resolution’’ means the special resolution of Shareholders approving the Arrangement, in the form attached as Appendix A to this Circular.

‘‘Articles of Arrangement’’ means the articles of arrangement of Adastra to be filed with the Registrar in connection with the Arrangement.

‘‘BCA’’ means the Business Corporations Act (British Columbia), as amended.

‘‘Board’’ or ‘‘Board of Directors’’ means the Board of Directors of Adastra.

‘‘business day’’ means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada, Vancouver, Canada or London, United Kingdom.

‘‘Canadian GAAP’’ means Canadian generally accepted accounting principles or interpretations thereof.

‘‘Cash Alternative’’ means Cdn.$2.92 in cash per Adastra Share, subject to pro ration as set out under the heading ‘‘The Arrangement – Arrangement Consideration’’ in this Circular.

‘‘CDI’’ means a CREST depository interest, representing an Adastra Share, in uncertificated form.

‘‘Circular’’ means this management information circular of Adastra prepared and sent to the Shareholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein.

‘‘CMD’’ means Congo Mineral Developments Ltd., a wholly-owned subsidiary of Adastra.

‘‘Computershare’’ means Computershare Investor Services Inc., registrar and transfer agent for the Adastra Shares.

‘‘Consortium Agreement’’ means the consortium agreement dated November 1, 2005 among Adastra, CMD and the IFIs.

‘‘Court’’ means the Supreme Court of Yukon.

‘‘CREST’’ means the computerised settlement system by which transfers of title to or interests in securities are made in uncertificated form in the United Kingdom in respect of which CRESTCo is the operator (as defined in the CREST Regulations).

‘‘CREST Depository’’ means CREST Depository Limited.

‘‘CRESTCo’’ means CRESTCo Limited.

‘‘CREST Regulations’’ means the United Kingdom Uncertificated Securities Regulations 2001 (SI 2001 No. 3755).

‘‘Depositary’’ means Computershare Investor Services Inc. at its principal office in Toronto, Ontario in its capacity as depositary for the Adastra Shares under the Arrangement.

‘‘Dissenting Shareholder’’ means a registered Shareholder who has properly exercised such Shareholder’s dissent rights in respect of the Arrangement in strict compliance with the procedures referred to under ‘‘Rights of Dissenting Shareholders’’, who has not withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Adastra Shares.

‘‘DRC’’ means the Democratic Republic of Congo.

‘‘Effective Date’’ means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate issued by the Registrar pursuant to the YBCA.

‘‘Effective Time’’ means 11:00 a.m. (Toronto Time) on the Effective Date.

‘‘Endiama’’ means Empresa Nacional De Diamantes De Angola E.P., the Angolan diamond company wholly owned by the Angolan state.

‘‘Exchanges’’ means the TSX and AIM, and ‘‘Exchange’’ means either one of them.

‘‘Final Order’’ means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

‘‘First Quantum’’ means First Quantum Minerals Ltd., a company existing under the laws of British Columbia.

‘‘First Quantum Board’’ means the Board of Directors of First Quantum.

‘‘First Quantum Share’’ means a common share in the capital of First Quantum.

‘‘FSA’’ means the U.K. Financial Services Authority.

‘‘FSMA’’ means the U.K. Financial Services and Markets Act 2000, as amended.

‘‘fully diluted basis’’ means, with respect to the number of outstanding Adastra Shares, such number of outstanding Adastra Shares calculated on the assumption that all Options, Warrants and other rights to acquire Adastra Shares (excluding the IFI Rights) are exercised in full.

‘‘GBX’’ means Great Britain pence.

‘‘Governmental Entity’’ means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

‘‘IFIs’’ means, collectively, International Finance Corporation and Industrial Development Corporation of South Africa Limited and ‘‘IFI’’ means either one of them.

‘‘IFI Rights’’ means the rights granted to the IFIs under certain agreements with Adastra, including the Consortium Agreement and the Share Purchase Agreement, to convert their shareholdings in KMT into Adastra Shares upon the occurrence of certain events, including (i) the acquisition by one or more persons of more than 50% of the Adastra Shares, (ii) the election of an IFI not to exercise certain rights under section 5.3 of the Consortium Agreement for institutional reasons, and (iii) a decrease in an IFI’s shareholding in KMT which results in such IFI’s shareholding falling below 2.5% of the total share capital of KMT.

‘‘including’’ means including without limitation.

‘‘Interim Order’’ means the interim order of the Court in respect of the Arrangement dated June 22, 2006, a copy of which is attached as Appendix C to this Circular providing for, among other things, the calling and holding of the Meeting.

‘‘Intermediary’’ includes a broker, investment dealer, bank, trust company, nominee or other intermediary.

‘‘KMT’’ means Kingamyambo Musonoi Tailings S.A.R.L.

‘‘Laws’’ means all laws, statutes, codes, ordinances, decrees, rules, orders-in-council, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term ‘‘applicable’’ with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

‘‘Letter of Transmittal’’ means the letter of transmittal and election form printed on orange paper that accompanies this Circular.

‘‘Meeting’’ means the special meeting of the Shareholders (including any postponements or adjournments thereof) to be held to consider and, if deemed advisable, to approve the Arrangement by way of special resolution (as defined in the YBCA).

‘‘Non-Resident Shareholder’’ has the meaning provided under the heading, ‘‘Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada’’ in this Circular.

‘‘Non-U.S. Holder’’ has the meaning provided under the heading, ‘‘Certain U.S. Federal Income Tax Considerations’’ in this Circular.

‘‘Notice of Meeting’’ means the Notice of Special Meeting of Shareholders dated July 12, 2006 accompanying the Circular.

‘‘Offer’’ means the Original Offer, as amended and extended by the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006, the notice of extension dated April 3, 2006 and the notice of variation and extension dated April 18, 2006.

‘‘Ontario Securities Act’’ means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.

‘‘Options’’ means rights or options to purchase Adastra Shares under the Stock Option Plan.

‘‘Original Offer’’ means First Quantum’s offer dated February 2, 2006 to purchase all of the outstanding Adastra Shares.

‘‘OSC’’ means the Ontario Securities Commission.

‘‘Person’’ includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

‘‘PFIC’’ or ‘‘Passive Foreign Investment Company’’ has the meaning ascribed thereto under the heading, ‘‘Certain U.S. Federal Income Tax Considerations’’.

‘‘Plan of Arrangement’’ means, in relation to the Arrangement, the plan of arrangement substantially in the form and having the content of Schedule A to the Arrangement Agreement and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or made at the direction of the Court in the Final Order.

‘‘Policy Q-27’’ means Policy Q-27 – Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marchés financiers (Québec).

‘‘Prospectus Rules’’ means the U.K. Prospectus Rules published by the FSA.

‘‘Registrar’’ means the registrar appointed under section 263 of the YBCA.

‘‘Rule 61-501’’ means OSC Rule 61-501 entitled ‘‘Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions’’.

‘‘SEC’’ means the U.S. Securities and Exchange Commission.

‘‘SEDAR’’ means the System for Electronic Document Analysis and Retrieval.

‘‘Share Alternative’’ means one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares, subject to pro ration as set out under the heading ‘‘The Arrangement – Arrangement Consideration’’ in this Circular.

‘‘Share Purchase Agreement’’ means the share purchase agreement dated November 1, 2005, as amended in March 2006, among Adastra, CMD and the IFIs.

‘‘Shareholders’’ means the holders of Adastra Shares.

‘‘Shareholder Rights Plan’’ means the shareholder rights plan agreement entered into between Adastra and the SRP Rights Agent dated November 30, 2005.

‘‘SRP Rights’’ means the rights issued pursuant to the Shareholder Rights Plan.

‘‘SRP Rights Agent’’ means Computershare Investor Services Inc., in its capacity as rights agent under the Shareholder Rights Plan.

‘‘Stock Option Plan’’ means the stock option plan for directors, officers, employees and consultants of Adastra dated January 12, 1998, as amended.

‘‘Support Agreement’’ means the support agreement between First Quantum and Adastra dated April 11, 2006.

‘‘Tax Act’’ means the Income Tax Act (Canada), as amended.

‘‘TSX’’ means the Toronto Stock Exchange.

‘‘U.K.’’ or ‘‘United Kingdom’’ means the United Kingdom of Great Britain and Northern Ireland.

‘‘U.K. Resident’’ means a Shareholder who is resident for tax purposes in the U.K. or is subject to tax in the U.K. in respect of a holding of Adastra Shares by reason of having a branch or agency or permanent establishment in the U.K.

‘‘U.K. Shareholder’’ means a Shareholder who is resident in, or receives the Circular in, the United Kingdom.

‘‘uncertificated’’ or ‘‘in uncertificated form’’ means being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST.

‘‘U.S. Exchange Act’’ means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

‘‘U.S. GAAP’’ means U.S. generally accepted accounting principles.

‘‘U.S. Holder’’ has the meaning ascribed thereto in the section of the Circular entitled ‘‘Certain U.S. Federal Income Tax Considerations’’.

‘‘U.S. Securities Act’’ means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

‘‘Warrants’’ means the outstanding warrants to purchase Adastra Shares granted by Adastra to the Industrial Development Corporation of South Africa Limited, together with any other warrants that may be, or may have been, granted by Adastra from time to time prior to the Effective Date.

‘‘YBCA’’ means the Business Corporations Act (Yukon), as amended.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms appearing elsewhere in this Circular.

Date, Time and Place of Meeting

The Meeting will be held on Thursday, August 3, 2006 at 10:00 a.m. (Toronto Time) at the offices of Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 3600, Toronto, Ontario, unless otherwise adjourned or postponed.

Record Date

The record date for the determination of Shareholders entitled to receive notice of the Meeting is July 11, 2006. Only Shareholders of record on July 11, 2006 are entitled to receive notice of the Meeting. A person who becomes a Shareholder after July 11, 2006 is entitled to vote at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of such person’s name in the list of Shareholders not less than ten days before the Meeting. See ‘‘Information Concerning the Meeting and Proxies – Quorum and Voting Rights’’.

Background and Purpose of the Meeting

On January 18, 2006, First Quantum announced its intention to make the Original Offer to Shareholders to acquire all of the outstanding Adastra Shares, together with the associated SRP Rights, on the basis of one First Quantum Share for every 17.5 common shares of Adastra. The Original Offer was mailed to Shareholders on February 2, 2006.

On April 11, 2006, Adastra entered into the Support Agreement with First Quantum, pursuant to which, among other things, Adastra agreed to support the Offer and make a recommendation to holders of Adastra Shares that they accept the Offer and tender their Adastra Shares to the Offer in consideration for which First Quantum agreed to revise the terms and conditions of the Offer, including by increasing the consideration payable under the Offer to, at the election of each Shareholder, (a) Cdn.$2.92 in cash per Adastra Share; or (b) one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares subject, in each case, to pro ration as set out in the notice of variation and extension of First Quantum dated April 18, 2006.

On April 28, 2006, First Quantum took up 61,191,821 Adastra Shares validly tendered to the Offer and not withdrawn, being approximately 74% of the outstanding Adastra Shares on a fully diluted basis as at such date, and paid for such Adastra Shares on May 3, 2006.

In connection with the Offer, First Quantum disclosed its intention to effect a subsequent acquisition transaction to acquire Adastra Shares not tendered to the Offer. The purpose of the Meeting is for Shareholders to consider, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution authorizing the subsequent acquisition transaction.

See ‘‘The Arrangement – Background to the Arrangement’’ and ‘‘The Arrangement – Reasons for the Arrangement’’.

Shareholder Approvals

For the Arrangement to be approved by the Shareholders in accordance with applicable law, the Arrangement Resolution must be passed by: (i) at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting; and (ii) a majority of the votes cast by ‘‘minority’’ holders of Adastra Shares as such term is defined in OSC Rule 61-501 and Policy Q-27. For the purposes of the approval by ‘‘minority’’ Shareholders, First Quantum is permitted to vote the Adastra Shares it acquired pursuant to the Offer. First Quantum has advised Adastra that all of the Adastra Shares acquired by it pursuant to the Offer, representing approximately 74% of both (a) the total Adastra Shares outstanding on a fully diluted basis and (b) the ‘‘minority’’ Adastra Shares, will be voted in favour of the Arrangement Resolution. Accordingly, First Quantum has a sufficient number of Adastra Shares to enable each of the foregoing approvals to be obtained. See ‘‘The Arrangement – Shareholder Approvals’’.

Effects of the Arrangement

If the Arrangement Resolution is passed and all of the other procedural steps necessary to closing of the Arrangement are completed, First Quantum will acquire all of the outstanding Adastra Shares. On the Effective Date at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

1.	the Shareholder Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect;

2.

each Adastra Share (other than Adastra Shares in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to First Quantum in consideration for the Arrangement Consideration; and

3.

each Adastra Share in respect of which the Shareholder has validly exercised his or her right of dissent shall be deemed to be transferred to Adastra for cancellation. See ‘‘Rights of Dissenting Shareholders’’.

See ‘‘The Arrangement – Terms of the Arrangement’’.

Arrangement Consideration

Under the Arrangement, Shareholders will receive, in consideration of the transfer of their Adastra Shares to First Quantum, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share, (the Cash Alternative), or (b) one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares (the Share Alternative) subject, in each case, to pro ration based upon the maximum amount of cash and First Quantum Shares offered. The terms of the Cash Alternative and the Share Alternative are the same as those under the Offer. Details of the maximum amount of cash and the maximum number of First Quantum Shares are given in the Circular under ‘‘The Arrangement – Arrangement Consideration’’.

No fractional First Quantum Shares will be issued pursuant to the Arrangement. Where a Shareholder is to receive First Quantum Shares as consideration under the Arrangement and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, the number of First Quantum Shares to be received by such Shareholder will be rounded down and the amount of cash to be received by such Shareholder will correspondingly be increased (on the basis of Cdn.$39.11 per First Quantum Share).

Any Shareholder who (i) fails to complete the Letter of Transmittal electing the Cash Alternative or (ii) does not properly elect either the Cash Alternative or the Share Alternative in the Letter of Transmittal with respect to any Adastra Shares surrendered by such Shareholder pursuant to the Arrangement will be deemed to have elected the Share Alternative.

See ‘‘The Arrangement – Arrangement Consideration’’.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 195 of the YBCA. The following procedural steps must be taken in order for the Arrangement to become effective, in addition to obtaining the approval of Shareholders at the Meeting:

(i)	the Court must grant the Final Order approving the Arrangement; and

(ii)	the Articles of Arrangement in the form prescribed by the YBCA must be filed with the Registrar under the YBCA.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Adastra obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on August 9, 2006 at 10:00 a.m. (Pacific Daylight Time) in the Court at The Supreme Court of the Yukon Territory, The Law Courts, 2134 Second Avenue, Whitehorse, Yukon Territory, Y1A 5H6, Phone (867) 667-5441 and Fax (867) 393-6212 or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Notice of Application for the Final Order (annexed as Appendix D hereto) and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit. The Final Order granted by the Court will be the basis for an exemption, under Section 3(a)(10) of the U.S. Securities Act of 1933, from the registration requirements under United States securities laws which would otherwise apply.

The Arrangement will become effective upon receipt by the Registrar of the Articles of Arrangement and the endorsement by the Registrar of the certificate of arrangement thereon. If the Final Order is obtained on August 9, 2006 in form and substance satisfactory to Adastra and First Quantum, Adastra currently expects the Effective Date will be August 11, 2006.

First Quantum

First Quantum is an international mining company whose principal activities include mineral exploration, development and mining. Its focus is on the copper sector in Zambia, the DRC and Mauritania, though this does not exclude exposure to other geographic regions or commodities. First Quantum’s operations in Zambia include the

100% owned solvent extraction/electrowinning facility at Bwana Mkubwa (‘‘Bwana’’) and the 80% owned Kansanshi copper mine. In addition, in the DRC, First Quantum operates the 100% owned Lonshi copper mine, which provides oxide copper ore for processing at Bwana. Based in Vancouver, First Quantum currently employs approximately 4,000 employees, contractors and consultants. The principal executive office and the registered records office of First Quantum are located at 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

The First Quantum Shares are listed and posted for trading on the TSX under the symbol ‘‘FM’’ and have been admitted for trading on AIM under the symbol ‘‘FQM’’.

See ‘‘Information Relating to First Quantum’’ and ‘‘Notice Regarding Certain Information’’.

Unaudited Pro Forma Consolidated Financial Statements of First Quantum

The unaudited pro forma consolidated financial statements of First Quantum that give effect to the Arrangement are set forth in Appendix F to this Circular.

Procedures for Receiving Payment

Pursuant to the Arrangement Agreement, First Quantum will pay for Adastra Shares acquired pursuant to the Plan of Arrangement by providing the Depositary with sufficient First Quantum Shares and funds (by bank transfer or other means satisfactory to the Depositary) for transmittal in accordance with the Plan of Arrangement.

Enclosed with this Circular is a Letter of Transmittal (printed on orange paper) that is being delivered to registered Shareholders. A registered Shareholder must return a properly completed and executed Letter of Transmittal to the Depositary, together with certificate(s) for such Shareholder’s Adastra Shares and any other required documents, to obtain First Quantum Shares and/or a cheque in an amount representing the aggregate Arrangement Consideration payable to such Shareholder, less any applicable tax withholdings, if the Arrangement becomes effective. Under no circumstances will interest be paid to any holder on any payment to be made, regardless of any delay in making such payment. Shareholders holding Adastra Shares in the form of CDIs must arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository and should contact CREST Depository in this regard. It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying Adastra Share certificates to the Depositary or, where applicable, arrange for electronic acceptance instructions to be sent to CREST Depository as soon as possible, and preferably prior to 5:00 p.m. (Toronto Time) on August 2, 2006.

If you are a non-registered holder of Adastra Shares and hold your Adastra Shares through an Intermediary, please complete the documentation provided to you by your Intermediary in accordance with the instructions provided by such Intermediary.

Where a certificate for Adastra Shares has been lost, stolen or destroyed, the registered holder of that certificate should immediately contact Computershare, toll free at 1-866-982-9674 (North America) or 1-514-982-7135 (Overseas), regarding the issuance of a replacement certificate to receive payment as promptly as possible following the Effective Date.

See ‘‘The Arrangement – Procedures for Receiving Payment’’.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders are entitled to dissent in respect of the Arrangement. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Adastra Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to Adastra by 5:00 p.m. (Yukon Time) on the business day preceding the Meeting and has otherwise strictly complied with the provisions of section 193 of the YBCA. This right is described in detail under the heading ‘‘Rights of Dissenting Shareholders’’. The text of section 193 of the YBCA, which will be relevant in any dissent proceeding, is set forth in Appendix E to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of Adastra Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

Certain Canadian Federal Income Tax Considerations

A Canadian resident Shareholder who holds Adastra Shares as capital property and who receives only cash consideration under the Arrangement will generally realize a capital gain or capital loss under the Tax Act. Such capital gain (or capital loss) will be equal to the amount by which the cash proceeds received exceed (or are exceeded by) the aggregate of the adjusted cost base of the Canadian resident Shareholder’s Adastra Shares and any reasonable costs of making the disposition.

A Canadian resident Shareholder who receives both cash and share consideration under the Arrangement will receive (a) cash as consideration for a fraction of each Adastra Share, which fraction will equal the percentage of the total consideration paid to the Shareholder that is paid in cash, and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share. The disposition of the fraction of the Adastra Share disposed of for cash will occur on a taxable basis in the same manner as the disposition of an Adastra Share by a Canadian resident Shareholder who only receives cash consideration (see preceding paragraph). The disposition of the fraction of the Adastra Share disposed of for First Quantum Shares may occur on a tax-deferred basis.

A Shareholder who is not a resident of Canada who disposes of Adastra Shares under the Arrangement and who does not dissent will generally not be subject to tax in Canada if the Adastra Shares are not taxable Canadian property. See ‘‘Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada’’.

Certain U.S. Federal Income Tax Considerations

The exchange of Adastra Shares pursuant to the Arrangement will be taxable for U.S. federal income tax purposes. Consequently, a U.S. Holder will recognize gain or loss equal to the difference between the fair market value of any First Quantum Shares plus the amount of any cash received in the Arrangement and the U.S. Holder’s adjusted tax basis in the Adastra Shares exchanged. U.S. Holders should consult their tax advisors in light of their particular circumstances. See ‘‘Certain U.S. Federal Income Tax Considerations’’.

Certain U.K. Tax Considerations

To the extent that U.K. Shareholders receive First Quantum Shares under the Arrangement, they will generally not be treated as having made a disposal of their Adastra Shares for the purposes of capital gains tax or corporation tax on chargeable gains until the First Quantum Shares are ultimately disposed of. To the extent that a Shareholder or Dissenting Shareholder receives cash consideration under the Arrangement in exchange for the transfer of such Shareholder’s Adastra Shares, this will constitute a disposal or partial disposal of such Adastra Shares for the purposes of U.K. capital gains tax or corporation tax on chargeable gains (as appropriate) (‘‘U.K. CGT’’). Such a disposal or partial disposal may, depending on the Shareholder’s personal circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to U.K. CGT. See ‘‘Certain U.K. Tax Considerations’’.

Risk Factors

There are certain risk factors relating to the businesses of First Quantum and Adastra, the combination of the two companies and to the Arrangement, all of which should be carefully considered by Shareholders. See ‘‘Risk Factors’’.

THE ARRANGEMENT

Background to the Arrangement

On January 18, 2006, First Quantum announced its intention to make the Original Offer to Shareholders to acquire all of the outstanding Adastra Shares, together with the associated SRP Rights, on the basis of one First Quantum Share for every 17.5 common shares of Adastra. The Original Offer was mailed to Shareholders on February 2, 2006.

On April 11, 2006, Adastra entered into the Support Agreement with First Quantum, pursuant to which, among other things, Adastra agreed to support the Offer and make a recommendation to holders of Adastra Shares that they accept the Offer and tender their Adastra Shares to the Offer in consideration for which First Quantum agreed to revise the terms and conditions of the Offer, including by increasing the consideration payable under the Offer to, at the election of each Shareholder, (a) Cdn.$2.92 in cash per Adastra Share; or (b) one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares subject, in each case, to pro ration based upon the maximum amount of cash and First Quantum Shares offered under the revised Offer, as set out in the notice of variation and extension of First Quantum dated April 18, 2006. The maximum amount of cash offered by First Quantum under the revised Offer was approximately Cdn.$41 million, comprised of Cdn.$39.7 million for the Cdn.$2.92 cash election and Cdn.$1.3 million for the Cdn.$0.265 cash payment to Shareholders making the share election. The maximum number of First Quantum common shares offered under the revised Offer was approximately 4.9 million, taking into account the conversion of Adastra’s outstanding Options and Warrants.

On April 28, 2006, First Quantum took up 61,191,821 Adastra Shares validly tendered to the Offer and not withdrawn, being approximately 74% of the outstanding Adastra Shares on a fully diluted basis as at such date, and paid for such Adastra Shares on May 3, 2006.

On May 8, 2006, Adastra announced that, following the acquisition by First Quantum of a controlling interest in Adastra, John Bentley, Etienne Denis, Bernard Vavala and Patrick Walsh had resigned from the Board of Adastra and Andrew Adams, Clive Newall, Philip Pascall, and Martin Rowley had been appointed in their places. Mr. Pascall succeeded Mr. Vavala as Chairman of the Board. Paul MacNeill, Bernard Pryor and Timothy Read continued as directors of Adastra.

On June 15, 2006, the Board of Directors resolved to call the Meeting and to set the date of the Meeting. The record date was established by resolution of the Board dated July 3, 2006.

The Arrangement Resolution attached as Appendix A to this Circular will be proposed for consideration at the Meeting. The purpose of the resolution is to approve the Arrangement, pursuant to which Adastra will become a wholly owned subsidiary of First Quantum. If the Arrangement is successfully completed, on or shortly after the Effective Date, the Adastra Shares will cease trading on the TSX and AIM, and Adastra will cease to be a reporting issuer under applicable securities laws.

Reasons for the Arrangement

In connection with the Offer, First Quantum disclosed its intention to effect a subsequent acquisition transaction, including the Canadian income tax consequences to a Shareholder who disposed of Adastra Shares pursuant to such a subsequent acquisition transaction. Under the Support Agreement, First Quantum agreed with Adastra that, in the event First Quantum took up and paid for Adastra Shares under the Offer representing at least 662/3% of the outstanding Adastra Shares (calculated on a fully diluted basis at the expiry time of the Offer), First Quantum would acquire the remaining Adastra Shares by way of statutory arrangement or other subsequent acquisition transaction and the consideration offered in connection with the subsequent acquisition transaction would be at least equal in value to the consideration per Adastra Share offered under the Offer. Adastra agreed in the Arrangement Agreement to call the Meeting and present the Arrangement Resolution to the Shareholders for approval.

In agreeing under the Arrangement Agreement to call the Meeting and to present the Arrangement Resolution to the Shareholders for approval, the Board of Directors noted that: (i) a subsequent acquisition transaction had been contemplated in both the Offer and the Support Agreement; (ii) the consideration per Adastra Share payable under the Arrangement is equal in value (for the purposes of Rule 61-501) to the consideration per Adastra Share under the Offer and is in the same form; (iii) First Quantum has a sufficient number of Adastra Shares to requisition a meeting of Shareholders under the YBCA to consider such a subsequent acquisition transaction; and (iv) First Quantum has a sufficient number of Adastra Shares to pass the Arrangement Resolution.

Shareholder Approvals

In order to be effective, the Arrangement must be approved by: (i) at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting; and (ii) a majority of the votes cast by ‘‘minority’’ holders of Adastra Shares as such term is defined in OSC Rule 61-501 and Policy Q-27.

OSC Rule 61-501 and Policy Q-27 require that, unless exempted, in addition to any other required Shareholder approval, in order to complete a business combination, going private transaction or a related party transaction, as applicable, the approval of a majority of the votes cast by ‘‘ minority’’ holders of the affected securities be obtained. In relation to the Arrangement, the ‘‘minority’’ holders will be all holders of Adastra Shares, other than the following: (i) First Quantum; (ii) any ‘‘ related parties’’ of First Quantum (as defined, for the purposes of OSC Rule 61-501 and Policy Q-27) who would not be equally treated; and (iii) any person or company acting jointly or in concert with the foregoing. OSC Rule 61-501 and Policy Q-27 also provide that the Adastra Shares acquired pursuant to the Offer may be treated as ‘‘minority’’ Adastra Shares and may be voted or considered voted in favour of the Arrangement if the consideration per Adastra Share under the Arrangement is at least equal in value to and of the same type as the consideration per Adastra Share paid under the Offer. First Quantum has advised Adastra that all of the Adastra Shares acquired by it under the Offer, representing approximately 74% of both (a) the total Adastra Shares outstanding on a fully diluted basis and (b) the ‘‘minority’’ Adastra Shares, will be voted in favour of the Arrangement Resolution. Accordingly, First Quantum has a sufficient number of Adastra Shares to pass the Arrangement Resolution and ensure that the Arrangement receives all necessary Shareholder approvals in order to be effective.

The form of proxy (printed on blue paper) delivered with this Circular provides a means for a Shareholder to vote for or against the Arrangement Resolution.

In the absence of any instructions to the contrary, the Adastra Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. Adastra and First Quantum have been advised that more recent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Terms of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule 1.1 to the Arrangement Agreement that is attached as Appendix B to this Circular.

On the Effective Date at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

1.	the Shareholder Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect;

2.

each Adastra Share (other than Adastra Shares in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to First Quantum in consideration for the Arrangement Consideration; and

3.

each Adastra Share in respect of which the Shareholder has validly exercised his or her right of dissent shall be deemed to be transferred to Adastra for cancellation. See ‘‘Rights of Dissenting Shareholders’’.

Without limiting the provisions of the Plan of Arrangement relating to amendments, modifications and supplements thereto, the parties to the Arrangement Agreement may amend the Plan of Arrangement by written agreement from time to time up to, but not later than, the Effective Time. Notwithstanding the foregoing, the terms of the Arrangement Agreement and the Plan of Arrangement may not be amended in a manner materially prejudicial to the Shareholders without the approval of the Shareholders given in the same manner as required by law for the approval of the Arrangement or as may be contemplated in the Arrangement Resolution or as may be ordered by the Court. In addition, the Plan of Arrangement provides that Adastra and First Quantum may amend, modify and/or supplement the Plan of Arrangement at any time from time to time prior to the Effective Time provided that any such amendment, modification or supplement is approved in writing by each of Adastra and First Quantum and filed with the Court and, if made following the Meeting, is approved by the Court and communicated to the Shareholders in the manner required by the Court (if so required). Any amendment, modification or supplement to the Plan of Arrangement that is directed to the Court following the Meeting is effective only if (i) it is consented to in writing by First Quantum and Adastra, and (ii) if required by the Court, it is consented to by the Shareholders in the manner directed by the Court.

If the Shareholders approve the Arrangement Resolution on the basis described herein, Articles of Arrangement will be filed with the Registrar as soon as possible following the Meeting. It is expected that the Arrangement will be effected on or about August 11, 2006, following receipt of the Final Order, filing of the Articles of Arrangement and issuance by the Registrar of a certificate of arrangement giving effect thereto.

Arrangement Consideration

Under the Arrangement, Shareholders (other than First Quantum) will receive in consideration for the transfer of their Adastra Shares to First Quantum, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share, or (b) one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares subject, in each case, to pro ration based upon the maximum amount of cash and First Quantum Shares available.

Any Shareholder who (i) fails to complete the Letter of Transmittal electing the Cash Alternative or (ii) does not properly elect either the Cash Alternative or the Share Alternative in the Letter of Transmittal with respect to any Adastra Shares surrendered by such Shareholder pursuant to the Arrangement will be deemed to have elected the Share Alternative.

The maximum amount of cash payable pursuant to the Arrangement (including in respect of the Cdn.$0.265 in cash for every 14.76 Adastra Shares paid to Shareholders who elect the Share Alternative) shall not exceed Cdn.$0.475 multiplied by the number of outstanding Adastra Shares on a fully diluted basis as at the Effective Date (the ‘‘Maximum Cash Consideration’’). Based on the number of Adastra Shares outstanding on a fully diluted basis on July 5, 2006, the Maximum Cash Consideration payable in connection with the Arrangement will be approximately Cdn.$10.1 million (comprised of approximately Cdn.$9.8 million for the Cdn.$2.92 per Adastra Share payable to Shareholders who elect the Cash Alternative and approximately Cdn.$0.3 million for the Cdn.$0.265 cash payment for every 14.76 Adastra Shares payable to Shareholders who elect the Share Alternative).

The maximum number of First Quantum Shares issuable pursuant to the Arrangement shall not exceed the number of outstanding Adastra Shares on a fully diluted basis as at the Effective Date divided by 17.5 (the ‘‘Maximum Share Consideration’’). Based on the number of Adastra Shares outstanding on a fully diluted basis on July 5, 2006, the Maximum Share Consideration payable in connection with the Arrangement will be approximately 1.2 million First Quantum Shares.

Assuming that either all Shareholders tender to the Cash Alternative or all Shareholders tender to the Share Alternative, each Shareholder will be entitled to receive Cdn.$0.475 in cash and approximately 0.057 of a First Quantum Share for each Adastra Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Arrangement, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Adastra Shares. Conversely, in light of the total number of First Quantum Shares available under the Arrangement, Shareholders who elect to receive the Share Alternative will likely receive fewer First Quantum Shares and more cash consideration in consideration for their Adastra Shares than they have elected to receive.

The consideration payable under the Arrangement will be pro rated on the Effective Date and on each date (‘‘Surrender Date’’) upon which Shareholders surrender their Adastra Shares pursuant to the Arrangement as necessary to ensure that the total aggregate consideration payable under the Arrangement does not exceed the Maximum Cash Consideration or the Maximum Share Consideration and will be based on the number of Adastra Shares surrendered in proportion to the number of Adastra Shares outstanding on a fully diluted basis at the Effective Date or the Surrender Date, as the case may be. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)

the aggregate amount of cash that will be paid as consideration for Adastra Shares surrendered in respect of the Cash Alternative and the Share Alternative on the Effective Date and any Surrender Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be surrendered on such date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the ‘‘Maximum Surrender Date Cash Consideration’’);

(b)

the aggregate number of First Quantum Shares that First Quantum will issue as consideration for Adastra Shares surrendered in respect of the Share Alternative on the Effective Date and any Surrender Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be surrendered on such date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the ‘‘Maximum Surrender Date Share Consideration’’);

(c)

if, on the Effective Date or any Surrender Date, the aggregate cash consideration that would otherwise be payable by First Quantum to Shareholders who elect to receive cash under the Cash Alternative in respect of their Adastra Shares to be surrendered on such date, together with the Cdn.$0.265 in cash per First Quantum Share to be paid to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Adastra Shares to be surrendered on such date, exceeds the Maximum Surrender Date Cash

Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who has so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Surrender Date Cash Consideration, less the Cdn.$0.265 in cash per First Quantum Share to be paid to Shareholders who have elected (or are deemed to have elected) the Share Alternative in respect of their Adastra Shares to be taken up on such date, and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who have elected the Cash Alternative in respect of their Adastra Shares to be surrendered on such date, and each such Shareholder will receive First Quantum Shares (or cash in lieu of any fractional First Quantum Share calculated by valuing each First Quantum Share at Cdn.$39.11) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder; and

(d)

if, on the Effective Date or any Surrender Date, the number of First Quantum Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Adastra Shares to be surrendered on such date exceeds the Maximum Surrender Date Share Consideration, the number of First Quantum Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of First Quantum Shares sought by each such Shareholder who has so elected (or is deemed to have elected) the Share Alternative in respect of its Adastra Shares to be surrendered on such date multiplied by a fraction, the numerator of which is the Maximum Surrender Date Share Consideration and the denominator of which is the aggregate number of First Quantum Shares sought by those Shareholders who have elected (or are deemed to have elected) the Share Alternative in respect of their Adastra Shares to be surrendered on such date, rounded down to the nearest whole number (with cash paid in lieu of any fractional First Quantum Share calculated by valuing each First Quantum Share at Cdn.$39.11), and each such Shareholder will receive cash as consideration for any balance which exceeds the number of First Quantum Shares allocated to the Shareholder.

For greater certainty, unless a Shareholder receives only cash consideration for all Adastra Shares surrendered by the Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will be deemed to have received a proportionate amount of cash and First Quantum Shares as consideration for each whole Adastra Share surrendered by such Shareholder such that the Shareholder will receive (a) cash as consideration for a fraction of each Adastra Share surrendered (which fraction will equal the percentage of the total consideration paid to such Shareholder that is paid in cash) and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share.

No fractional First Quantum Shares will be issued pursuant to the Arrangement. Where a Shareholder is to receive First Quantum Shares as consideration under the Arrangement and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, the number of First Quantum Shares to be received by such Shareholder will be rounded down and the amount of cash to be received by such Shareholder will correspondingly be increased (on the basis of Cdn.$39.11 per First Quantum Share). The amount of cash payable to Shareholders in lieu of issuing fractional First Quantum Shares will not be included in, but will be in addition to, the Maximum Cash Consideration.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 195 of the YBCA. The following procedural steps must be taken in order for the Arrangement to become effective, in addition to obtaining the approval of Shareholders at the Meeting:

(a)	the Court must grant the Final Order approving the Arrangement; and

(b)	the Articles of Arrangement in the form prescribed by the YBCA must be filed with the Registrar under the YBCA.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Adastra obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix C. The Notice of Application applying for the Final Order is also attached hereto as Appendix D.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on August 9, 2006 at 10:00 a.m. (Pacific Daylight Time) in the Court at The Supreme Court of the Yukon Territory, The Law Courts, 2134 Second Avenue, Whitehorse, Yukon Territory, Y1A 5H6, Phone: (867) 667-5441 and Fax: (867) 393-6212 or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit. The Final Order granted by the Court will be the basis for an exemption under Section 3(a)(10) of the U.S. Securities Act of 1933, from the registration requirements under United States securities laws which would otherwise apply.

The Arrangement will become effective upon receipt by the Registrar of the Articles of Arrangement and the endorsement by the Registrar of the certificate of arrangement thereon. If the Final Order is obtained on August 9, 2006 in form and substance satisfactory to Adastra and First Quantum, Adastra currently expects the Effective Date will be August 11, 2006.

Although Adastra’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Valuation and Other Exemptions

Adastra is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in certain Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including Rule 61-501 and Policy Q-27.

Each of Rule 61-501 and Policy Q-27 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

The protections of Rule 61-501 and Policy Q-27 generally apply to ‘‘business combinations’’ or to ‘‘going private transactions’’, respectively, which terminate the interests of securityholders without their consent. Although the Arrangement may, subject to approval by Shareholders and to requisite court approvals, terminate the interests of a Shareholder without consent, the Arrangement is not a ‘‘going private transaction’’ under Policy Q-27.

Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out such a transaction is required to engage an independent valuator to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation.

Adastra and First Quantum are relying on an exemption from the valuation requirement under Rule 61-501 and Policy Q-27 for a second step business combination transaction completed within 120 days after the expiry of a formal take-over bid for consideration at least equal to and of the same type as that paid in the take-over bid, provided certain tax and other stipulated disclosure is given in the take-over bid disclosure documents.

In addition, Rule 61-501 requires Adastra to disclose any ‘‘prior valuations’’ (as defined in OSC Rule 61-501) of Adastra or its material assets or securities made within the 24 month period preceding the date of this Circular; however, after reasonable inquiry, neither Adastra nor any director nor any senior officer of Adastra has knowledge of any such ‘‘prior valuation’’.

Interests of Certain Persons in the Arrangement

Each of Clive Newall, Philip Pascall and Martin Rowley, who were appointed to the Board on May 4, 2006, following the acquisition by First Quantum of a controlling interest in Adastra, also serves as an executive officer and director of First Quantum. Andrew Adams, who was appointed to the Board on May 4, 2006, serves as a director of First Quantum. As at July 5, 2006, First Quantum holds, directly and indirectly, approximately 74% of the total Adastra Shares outstanding on a fully diluted basis. The Arrangement is being proposed in order to allow First Quantum to acquire the Adastra Shares that were not deposited under the Offer such that Adastra will become a wholly-owned subsidiary of First Quantum. Each of the directors and senior officers of Adastra at the time of the Offer deposited all of their Adastra Shares, if any, under the Offer. None of the current members of the Board holds, directly or indirectly, any Adastra Shares.

Expenses of the Arrangement

The estimated fees, costs and expenses of Adastra in connection with the Arrangement including, without limitation, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $300,000.

Procedures for Receiving Payment

Pursuant to the Arrangement Agreement, First Quantum will pay for Adastra Shares acquired pursuant to the Plan of Arrangement by providing the Depositary with sufficient First Quantum Shares and funds (by bank transfer or other means satisfactory to the Depositary) for transmittal in accordance with the Plan of Arrangement.

Registered Shareholders who are not Dissenting Shareholders

Enclosed with this Circular is a Letter of Transmittal (printed on orange paper) that is being delivered to registered Shareholders. A registered Shareholder must return a properly completed and executed Letter of Transmittal to the Depositary, together with certificate(s) for such Shareholder’s Adastra Shares and any other required documents, to obtain First Quantum Shares and/or a cheque in an amount representing the aggregate Arrangement Consideration payable to such Shareholder, less any applicable tax withholdings, if the Arrangement becomes effective. Shareholders holding Adastra Shares in the form of CDIs must arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository and should contact CREST Depository in this regard. Under no circumstances will interest be paid to any holder on any payment to be made, regardless of any delay in making such payment.

A Shareholder will not receive First Quantum Shares and/or a cheque for the amount to which such Shareholder is otherwise entitled until proper delivery is made to the Depositary of a properly completed and executed Letter of

Transmittal, together with certificate(s) for Adastra Shares and all other required documents, or where applicable, electronic acceptance instructions have actually been received by CREST Depository.

Any use of the mail to transmit a share certificate, a related Letter of Transmittal, and any other required documents is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if available) return receipt requested, properly insured, be used.

A cheque and/or First Quantum Shares representing the consideration payable to a former holder of Adastra Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded by first class mail to the Shareholder at the address specified in the Letter of Transmittal; or (ii) if requested by the Shareholder in the Letter of Transmittal, be made available at the office of the Depositary specified for that purpose in the Letter of Transmittal for pick up by the Shareholder; or (iii) if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii) above, be forwarded by first class mail to the Shareholder at the address of the Shareholder as shown on the share register maintained by Adastra immediately prior to the Effective Time.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Adastra Shares shall have been lost, stolen or destroyed, upon receiving an affidavit from the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, in exchange for such lost, stolen or destroyed certificate, a cheque and/or First Quantum Shares deliverable in accordance with the Plan of Arrangement and such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom a cheque and/or First Quantum Shares is to be issued shall, as a condition precedent to the issuance thereof, give a surety bond satisfactory to First Quantum (and its transfer agents) and the Depositary in such sum as First Quantum may direct, or otherwise indemnify First Quantum in a manner satisfactory to First Quantum against any claim that may be made against First Quantum with respect to the certificate alleged to have been lost, stolen or destroyed.

It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying Adastra Share certificates to the Depositary or, where applicable, arrange for electronic acceptance instructions to be sent to CREST Depository as soon as possible, and preferably prior to 5:00 p.m. (Toronto Time) on August 2, 2006.

Non-Registered Beneficial Shareholders

Shareholders whose Adastra Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering share certificates representing those Adastra Shares.

Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Adastra Shares that is not deposited with all other documents and instruments required by the Plan of Arrangement and the Letter of Transmittal to the Depositary in accordance with the terms of the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a securityholder claim or interest of any kind or nature against Adastra. On such date, the Arrangement Consideration to which the holder of any such certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to First Quantum or any successor thereto.

Depositary

Appointment

Adastra has been advised that First Quantum has retained the services of Computershare Investor Services Inc. as Depositary for the receipt of the Letters of Transmittal and the certificates representing Adastra Shares and for the delivery and payment of the Arrangement Consideration. The Depositary will receive from First Quantum reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed by First Quantum for certain reasonable out-of-pocket expenses and will be indemnified by First Quantum against certain liabilities.

Contact Particulars for Depositary

The offices of the Depositary for purposes of depositing Letters of Transmittal and, if applicable, for a Shareholder to take delivery of the Arrangement Consideration to which such Shareholder is entitled under the Arrangement are as follows:

Toronto

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021	100 University Avenue
31 Adelaide Street E.	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Effect of the Arrangement on Markets and Listings

If the Arrangement is completed, the Adastra Shares will be de-listed from the TSX and AIM, and Adastra will apply to cease to be a reporting issuer (or the equivalent) in all provinces of Canada in which it currently is a reporting issuer and the United States.

Particulars of Other Matters

Management of Adastra knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

LEGAL MATTERS

Certain legal matters in relation to the Arrangement will be reviewed and passed upon by Stikeman Elliott LLP, counsel to Adastra, and by Fasken Martineau DuMoulin LLP, counsel to First Quantum. As at the date of this Circular, partners and associates of Stikeman Elliott LLP and Fasken Martineau DuMoulin LLP, respectively, own beneficially, directly or indirectly, less than 1% of the issued and outstanding securities of Adastra, First Quantum and their respective associates and affiliates.

THE ARRANGEMENT AGREEMENT

The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular.

Effective as of July 5, 2006, Adastra and First Quantum entered into the Arrangement Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, First Quantum would acquire all of the issued and outstanding Adastra Shares in exchange for the Arrangement Consideration.

Covenants of Adastra

Adastra agreed under the Arrangement Agreement to, among other things:

(a)	call and hold the Meeting as required by the Interim Order for the purpose of the Shareholders considering the Arrangement Resolution;

(b)

if the Arrangement Resolution is approved at the Meeting as required by the Interim Order, bring an application, as soon as reasonably practicable after the Meeting, before the Court pursuant to section 195 of the YBCA for the Final Order, and thereafter proceed with and diligently pursue obtaining the Final Order;

(c)

if the Final Order is obtained, subject to the satisfaction or waiver of the conditions to completion of the Arrangement, as soon as reasonably practicable thereafter, file Articles of Arrangement, and such other documents as may be required in connection therewith under the YBCA with the Registrar to give effect to the Arrangement pursuant to section 195 of the YBCA; and

(d)

provide to First Quantum’s legal counsel on a timely basis copies of any notice of appearance or other court documents served on Adastra or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Adastra indicating any intention to appeal the Final Order.

Mutual Covenants

Each of Adastra and First Quantum agreed under the Arrangement Agreement to perform all obligations required or desirable to be performed by it under the Arrangement Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, to:

(a)

use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Arrangement Agreement or the Arrangement;

(b)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the parties to consummate the Arrangement;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities;

(d)

use its reasonable efforts to (i) apply for and carry out the terms of the Interim Order and Final Order applicable to it and (ii) comply promptly with all requirements which applicable Laws may impose on it with respect to the transactions contemplated hereby and by the Arrangement;

(e)

to the extent necessary to permit implementation of the Arrangement, use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(f)            not take any action that would interfere with or be inconsistent with the completion of the Arrangement; and

(g)	take, or cause to be taken, all reasonable action and to do, or cause to be done all things reasonably necessary, proper or advisable under all applicable Laws to complete the Arrangement.

Conditions to Completion of the Arrangement

The Arrangement Agreement provides that the respective obligations of each party to complete the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of the following conditions precedent:

(a)	the Arrangement Resolution shall have been approved by Shareholders at the Meeting in accordance with the requirements of the Interim Order;

(b)

the Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(c)

there shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order at law or under applicable legislation, against First Quantum or Adastra which shall prevent the consummation of the Arrangement;

(d)

there shall not be in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the Arrangement or under the Plan of Arrangement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise brought by a Governmental Entity that relates to or results from the Arrangement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the Arrangement or under the Plan of Arrangement.

The foregoing conditions shall be conclusively deemed to have been satisfied, waived or released on the filing with the Registrar of a certified copy of the Final Order and of the Articles of Arrangement required to give effect to the Arrangement under section 195 of the YBCA.

Termination

The Arrangement Agreement may be terminated at any time before the Effective Time:

(a)	by the mutual agreement of Adastra and First Quantum (without further action on the part of the Shareholders if terminated after the Meeting); or

(b)	by either Adastra or First Quantum if there shall be passed any Law that makes consummation of the Arrangement illegal or otherwise prohibited.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Adastra Shares pursuant to the Arrangement and who, for purposes of the Tax Act, hold their Adastra Shares as capital property, deal at arm’s length and are not affiliated with each of First Quantum and Adastra at all times up to and including the completion of the Arrangement, and immediately following completion of the Arrangement will not, either alone or together with any person with whom the Shareholder does not deal at arm’s length, control First Quantum or beneficially own shares of First Quantum having a fair market value in excess of 50% of the fair market value of all outstanding First Quantum Shares. The Adastra Shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such Adastra Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Shareholder holding an interest which is a ‘‘tax shelter investment’’ under the Tax Act or that is a financial institution which is subject to the ‘‘mark-to-market’’ provisions of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (for purposes of this section of the Circular, the ‘‘Regulations’’), all specific proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance prior to the date hereof and the current published administrative and assessing practices of the Canada Revenue Agency (‘‘CRA’’). This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder and, accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Adastra Shares having regard to their own particular circumstances.

All amounts relating to the disposition of Adastra Shares must be converted into Canadian dollars for purposes of the Tax Act using the exchange rate applicable at the relevant time.

Shareholders Resident in Canada

In addition to the comments set out under the heading ‘‘General’’, this portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (a ‘‘Resident Shareholder’’).

Certain Resident Shareholders whose Adastra Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have their Adastra Shares and every ‘‘Canadian security’’ (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Shareholders Who Do Not Dissent

To the extent that a Resident Shareholder who elects the Cash Alternative receives cash consideration under the Arrangement, such Shareholder will generally realize a capital gain or capital loss under the Tax Act. Such capital gain (or capital loss) will be equal to the amount by which the cash proceeds received exceed (or are exceeded by) the aggregate of the adjusted cost base of the Resident Shareholder’s Adastra Shares and any reasonable costs of making the disposition.

To the extent that a Resident Shareholder elects the Share Alternative, such Shareholder will receive (a) cash as consideration for a fraction of each Adastra Share tendered, which fraction will equal the percentage of the total consideration paid to the Resident Shareholder that is paid in cash, and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share. The disposition of the fraction of the Adastra Share disposed of for cash will occur on a taxable basis in the same manner as the disposition of an Adastra Share by a Resident Shareholder who elects under the Cash Alternative (see preceding paragraph). The disposition of the fraction of the Adastra Share disposed of for First Quantum Shares may occur on a tax-deferred basis as described below.

A Resident Shareholder who exchanges a fraction of an Adastra Share pursuant to the Arrangement under the Share Alternative for First Quantum Shares will, unless the Resident Shareholder chooses otherwise, be deemed to have disposed of such fraction of an Adastra Share for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire their First Quantum Shares at a cost which is equal to the adjusted cost base of their Adastra Shares for the purposes of computing the adjusted cost base of all First Quantum Shares owned by them for purposes of the Tax Act.

Under the current administrative and assessing practice of the CRA, a Resident Shareholder who receives cash in an amount which does not exceed Cdn.$200 in lieu of a fraction of a First Quantum Share pursuant to the exchange of shares under the Arrangement may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the First Quantum Shares received on the exchange by the amount of such cash. In the alternative, a Resident Shareholder may include the capital gain or loss arising on the disposition of the fractional share in the computation of that Resident Shareholder’s income.

Notwithstanding the foregoing, Resident Shareholders who receive First Quantum Shares in exchange for their fractions of their Adastra Shares may, if they so choose, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the First Quantum Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of their fractions of their Adastra Shares and any reasonable costs of making the disposition. In such circumstances, the cost of the First Quantum Shares acquired will be the fair market value thereof for the purposes of computing the adjusted cost base of all First Quantum Shares owned by the holder. One half of any such capital gain (a ‘‘taxable capital gain’’) must be included in computing the Resident Shareholder’s income and one-half of any such capital loss (an ‘‘allowable capital loss’’) is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the Adastra Shares to the extent and under the circumstances described in the Tax Act.

A Resident Shareholder that is throughout a taxation year a ‘‘Canadian-controlled private corporation’’ as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 62/3% determined by reference to its aggregate investment income for the year, which includes an amount in respect of taxable capital gains.

Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax under the Tax Act.

Resident Shareholders Who Dissent

Pursuant to the Arrangement, each Adastra Share of a Dissenting Shareholder will be deemed to be transferred to Adastra for cancellation. Accordingly, under the Tax Act, a Dissenting Shareholder will be deemed to receive a dividend equal to the amount by which the amount paid to the Dissenting Shareholder for the Adastra Share exceeds the ‘‘paid-up capital’’ (within the meaning of the Tax Act) of the Adastra Share immediately before the disposition. A Dissenting Shareholder, who is a Resident Shareholder, will be required to include in computing his, her or its income for a taxation year the amount of such dividend. In the case of a Dissenting Shareholder who is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Dissenting Shareholder that is a corporation will generally be deductible in computing the corporation’s income.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Adastra Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss. Dissenting Shareholders that are corporations should consult their own tax advisors in this regard.

A Dissenting Shareholder that is a ‘‘private corporation’’ or a ‘‘subject corporation’’ (as such terms are defined in the Tax Act) will generally be liable to pay a 331/3% refundable tax under Part IV of the Tax Act on the dividend deemed to be received on the Adastra Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

In addition to the foregoing, a Dissenting Shareholder will be considered to have disposed of the Adastra Share for proceeds of disposition equal to the amount of consideration received for the Adastra Share less the amount of any deemed dividend (as computed above). To the extent that such proceeds of disposition for such Adastra Share exceed (or are less than) the Dissenting Shareholder’s adjusted cost base of the Adastra Share and any reasonable costs of disposition, the Dissenting Shareholder will recognize a capital gain (or capital loss). The taxation of capital gains is discussed above under the heading ‘‘Resident Shareholders Who Do Not Dissent’’.

Shareholders Not Resident in Canada

In addition to the comments set out under the heading ‘‘General’’, this portion of the summary is applicable only to Shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Adastra Shares, do not carry on an insurance business in Canada and who do not use or hold, and are not deemed to use or hold, their Adastra Shares in carrying on a business in Canada (hereinafter referred to as a ‘‘Non-Resident Shareholder’’).

Non-Resident Shareholders Who Do Not Dissent

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Adastra Shares pursuant to the Arrangement under either the Cash Alternative or the Share Alternative unless such shares are or are deemed to be ‘‘taxable Canadian property’’ and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally, Adastra Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), unless:

(a)

at any time during the five year period immediately preceding the disposition of the Adastra Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or any combination thereof, owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of Adastra; or

(b)	the Non-Resident Shareholder’s Adastra Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Even if the Adastra Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax under the Tax Act may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder.

Non-Resident Shareholders Who Dissent

Pursuant to the Arrangement, each Adastra Share of a Dissenting Shareholder will be deemed to be transferred to Adastra for cancellation. Accordingly, under the Tax Act, a Dissenting Shareholder will be deemed to receive a dividend equal to the amount by which the amount paid to the Dissenting Shareholder for the Adastra Share exceeds the ‘‘paid-up capital’’ (within the meaning of the Tax Act) of the Adastra Share immediately before the disposition. In the case of a Dissenting Shareholder who is a Non-Resident Shareholder, the deemed dividends will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Shareholder is entitled under any applicable income tax treaty or convention. Where the Non-Resident Shareholder is a U.S. resident entitled to the benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

In addition to the foregoing, a Dissenting Shareholder will be considered to have disposed of the Adastra Share for proceeds of disposition equal to the amount of consideration received for the Adastra Share less the amount of any deemed dividend. To the extent that such proceeds of disposition for such Adastra Share exceed (or are less than) the Dissenting Shareholder’s adjusted cost base of the Adastra Share and any reasonable costs of disposition, the Dissenting Shareholder will recognize a capital gain (or capital loss). The taxation of capital gains for Non-Resident Shareholders is discussed above under the heading ‘‘Non-Resident Shareholders Who Do Not Dissent’’.

Delisting of Shares

As noted under ‘‘Effect of the Arrangement on Markets and Listings’’ elsewhere in this Circular, the Adastra Shares will cease to be listed on the TSX (or any other prescribed stock exchange) following the Arrangement. It is intended that the Adastra Shares be listed on the TSX (or another prescribed stock exchange) at the time of their disposition pursuant to the Arrangement. Non-Resident Shareholders are cautioned that if the Adastra Shares are not listed on a prescribed stock exchange at the time they are disposed of (a) the Adastra Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty or convention, and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder. First Quantum may be required to withhold and sell in the market a portion of the First Quantum Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy its withholding obligations under the Tax Act. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Adastra Shares acquired pursuant to the Arrangement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material anticipated U.S. federal income tax consequences of exchanging Adastra Shares pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service (‘‘IRS’’) and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of the Arrangement discussed in this summary, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a holder of Adastra Shares, nor to a holder of Adastra Shares with a special status, such as:

- a person that will own 10% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding First Quantum Shares;

- a broker, dealer or trader in securities or currencies, or any person who owns Adastra Shares or First Quantum Shares other than as capital assets within the meaning of Section 1221 of the Code;

- a bank, mutual fund, life insurance company or other financial institution;

- a tax-exempt organization;

- a real estate investment trust or regulated investment company;

- a qualified retirement plan or individual retirement account;

- a person who acquires its Adastra Shares or First Quantum Shares in a compensatory transaction;

- a person that holds or will hold its Adastra Shares or First Quantum Shares as part of a straddle, hedge, wash sale, synthetic security, conversion transaction, constructive sale or other integrated transaction for tax purposes;

- a Non-U.S. Holder who is or has previously been engaged in the conduct of a trade or business in the U.S. or who has ceased to be a U.S. citizen or to be taxed as a U.S. resident alien;

- a U.S. Holder whose functional currency for tax purposes is not the U.S. dollar; or

- a person liable for alternative minimum tax.

It is assumed for purposes of this summary that both First Quantum and Adastra are not, have not at any time been and will not be after the Arrangement a ‘‘controlled foreign corporation,’’ as defined in Section 957(a) of the Code.

Holders of Adastra Shares are urged to consult their own tax advisors regarding the tax consequences of the exchange of Adastra Shares pursuant to the Arrangement and, where applicable, the acquisition, ownership and disposition of First Quantum Shares pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

For purposes of this discussion, a ‘‘U.S. Holder’’ means a beneficial owner of an Adastra Share or First Quantum Share, as the case may be, who is, for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

‘‘Non-U.S. Holder’’ means any person who owns Adastra Shares or First Quantum Shares, as the case may be, and who is not a U.S. Holder or a partnership.

If a partnership or other ‘‘pass-through’’ entity holds Adastra Shares, the tax treatment of an owner of such ‘‘pass-through’’ entity generally will depend upon the status of such owner and upon the activities of the ‘‘pass-through’’ entity. An owner of a ‘‘pass-through’’ entity holding Adastra Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging Adastra Shares in the Arrangement.

U.S. Holders of Adastra Shares

Consequences of Exchanging Adastra Shares Pursuant to the Arrangement

The exchange of Adastra Shares pursuant to the Arrangement will be taxable for U.S. federal income tax purposes. Consequently, a U.S. Holder will recognize gain or loss equal to the difference between the fair market value of any First Quantum Shares plus the amount of any cash received in the Arrangement and the U.S. Holder’s adjusted tax basis in the Adastra Shares exchanged. If Adastra is not a passive foreign investment company (‘‘PFIC’’), any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Adastra Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement.

For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the Arrangement generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

If Adastra is a PFIC, subject to the exception in the next sentence, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Arrangement will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned rateably over the period the U.S. Holder held its Adastra Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper qualified electing fund (‘‘QEF’’) election, then the PFIC rules described above will not apply. See ‘‘Passive Foreign Investment Company,’’ below. A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Arrangement.

A U.S. Holder that exercises dissent rights in the Arrangement and receives cash for its Adastra Shares will recognize gain or loss based on the difference between the cash received and the holder’s adjusted tax basis in the Adastra Shares exchanged. Any such gain or loss would generally be treated in the same manner as gain or loss that is recognized in an exchange made pursuant to the Arrangement, as described above.

Distributions on First Quantum Shares

Subject to the discussion under ‘‘Passive Foreign Investment Company’’ below, the gross amount of distributions, if any, payable on First Quantum Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be ‘‘passive income’’ for U.S. foreign tax credit purposes. A distribution on First Quantum Shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See ‘‘Sale or Other Disposition of First Quantum Shares,’’ below.

Canadian withholding tax on dividend distributions paid by First Quantum to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the First Quantum Shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, holders of Adastra Shares should consult their own tax advisor concerning the foreign tax credit rules in such holders’ particular circumstances.

Sale or Other Disposition of First Quantum Shares

Subject to the discussion below under ‘‘Passive Foreign Investment Company,’’ a U.S. Holder who sells or otherwise disposes of First Quantum Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the First Quantum Shares is more than one year at the time of the sale or other disposition. For non-corporate U.S. Holders, long-term capital gain recognized in connection with a sale or other disposition of First Quantum Shares generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See ‘‘Foreign Currency Considerations’’ below.

Passive Foreign Investment Company

U.S. Holders of stock of a PFIC for U.S. federal income tax purposes would be subject to a special, adverse tax regime (different in significant respects from that described above). For any year in which a U.S. Holder owns stock of a PFIC, gain on a disposition or deemed disposition by the U.S. Holder of such stock, and certain distributions payable on such stock, would be subject to tax as an ‘‘excess distribution’’ allocated rateably to all days in the U.S. Holder’s holding period and taxable at the highest marginal rates applicable to ordinary income for the ‘‘prior-year PFIC period’’, i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a ‘‘mark-to-market’’ election or a ‘‘qualified electing fund’’ election. In general terms, a non-U.S. company will be a PFIC for any tax year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50% or more. ‘‘Passive income’’ includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

First Quantum does not believe that it is, nor does it expect to become, a PFIC. However, there can be no assurance that First Quantum’s determination concerning its PFIC status will not be challenged by the IRS. There is also a possibility that First Quantum could become a PFIC in the future as a result of future financial results.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which will generally be U.S. source ordinary gain or loss.

Non-U.S. Holders

Consequences of Exchanging Adastra Shares Pursuant to the Arrangement

Non-U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of First Quantum Shares in the exchange. However, a Non-U.S. Holder may recognize gain taxable in the United States if either of the following conditions applies:

- such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

Sale or Other Disposition of First Quantum Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of First Quantum Shares unless one of the two conditions apply that are described (and bulleted) in the discussion captioned ‘‘Consequences of Exchanging Adastra Shares Pursuant to the Arrangement.’’

Information Reporting and Backup Withholding

U.S. Holders of Adastra Shares may be subject to information withholding and may be subject to backup withholding, currently at up to a 28% rate, on cash payments received in exchange for Adastra Shares. Payments of distributions on, or the proceeds from a sale or other disposition of, First Quantum Shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, First Quantum Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding will generally not apply, however, to a U.S. Holder who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

- is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

CERTAIN U.K. TAX CONSIDERATIONS

The following discussion of taxation is included for general information purposes and applies only to holders of Adastra Shares who are the absolute beneficial owners of Adastra Shares and who hold those Adastra Shares as an investment. In particular, the following does not discuss all of the tax consequences that may be relevant to a holder of Adastra Shares in light of such shareholder’s particular circumstances or to holders subject to special rules, such as life insurance companies or dealers in securities. The explanation of U.K. tax laws set out below is based on laws and Her Majesty’s Revenue and Customs (‘‘HMRC’’) published practice at present in effect, and judicial and administrative precedent as of the date of the Arrangement. This explanation is subject to any changes in those laws (which may apply retroactively) or in the interpretation thereof by the relevant taxation authorities, HMRC published practice and precedent occurring after that date and does not discuss any tax laws other than those of the U.K. The discussion assumes that the register evidencing title to First Quantum Shares is, and will remain at all times, outside the U.K. Holders of Adastra Shares who are in any doubt as to their taxation position or are subject to taxation in any jurisdiction other than the U.K. are urged to consult their professional advisers as to the specific tax consequences to them of the Arrangement.

The following paragraphs relating to U.K. taxation only relate to the position of a person who is a U.K. Resident.

UK Resident Shareholders Who Do Not Dissent

Chargeable Gains

To the extent that a holder of Adastra Shares receives First Quantum Shares under the Arrangement, he should not be treated as having made a disposal of his Adastra Shares for the purposes of capital gains tax or corporation tax on chargeable gains (as appropriate) (‘‘U.K. CGT’’). Instead, any gain or loss which would otherwise have arisen on a disposal of the Adastra Shares should be ‘‘rolled-over’’ into the First Quantum Shares so that the First Quantum Shares will be treated as the same asset as the Adastra Shares, acquired at the same time as the Adastra Shares and for the same acquisition cost. A subsequent disposal of First Quantum Shares may give rise to a liability to U.K. CGT.

To the extent that a Shareholder receives cash consideration under the Arrangement in exchange for the transfer of such Shareholder’s Adastra Shares, this will constitute a disposal or partial disposal of such Adastra Shares for the purposes of U.K. CGT. Such a disposal or partial disposal may, depending on the Shareholder’s personal circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to U.K. CGT.

For corporate holders of Adastra Shares who receive First Quantum Shares under the Arrangement, indexation allowance will be available in respect of the acquisition cost in the Adastra Shares until the First Quantum Shares are disposed of. Indexation allowance cannot be used to create or augment a loss for U.K. CGT purposes.

For individual holders of Adastra Shares who receive First Quantum Shares under the Arrangement and who acquired their Adastra Shares prior to 1 April 1998, indexation allowance will be available on the disposal of the First Quantum Shares in respect of the acquisition cost in the Adastra Shares from the acquisition date until April 1998. Indexation allowance cannot be used to create or augment a loss for U.K. CGT purposes. No indexation allowance will be available where an individual holder of Adastra Shares acquired his Adastra Shares after March 31, 1998. For individual holders of Adastra Shares, capital gains tax taper relief may apply in relation to periods of ownership after April 5, 1998.

As the Adastra Shares are quoted on the TSX, the Adastra Shares will not qualify as business assets under the capital gains tax taper relief regime unless Adastra is a trading company, or the holding company of a trading group, and the shareholder meets certain percentage shareholding requirements. In the period from April 6, 1998 to April 5, 2000 Adastra Shares will only be treated as business assets for taper relief purposes where the shareholder held 25% or more of the voting share capital of Adastra or was a full-time officer or employee owning at least 5% of the voting share capital of Adastra. From April 6, 2000, shares in Adastra would be business assets in relation to directors or employees of Adastra or to persons owning at least 5% of the voting share capital of Adastra. As the First Quantum Shares are also listed on the TSX, the First Quantum Shares received in exchange for the Adastra Shares will not, except in relation to directors or employees of First Quantum or to persons owning at least 5% of the voting share capital of First Quantum, be treated as business assets and will therefore only be eligible for the non-business assets rate of capital gains tax taper relief. As the First Quantum Shares received by a holder of Adastra Shares will be treated as the same asset as the Adastra Shares, the relevant ownership period for calculating the rate of capital gains tax taper relief available to the holder of the First Quantum Shares will be the period from the date of acquisition of the Adastra Shares to the date of disposal of the First Quantum Shares.

U.K. Resident holders of Adastra Shares who, together with persons connected with them, hold more than 5% of any class of shares or debentures of Adastra are advised that an application for clearance has not been made and will not be made to the HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Arrangement.

Where the amount of cash received by a holder of Adastra Shares in respect of his fractional entitlements under the Arrangement is ‘‘small’’ as compared with the value of his Adastra Shares, the receipt of the cash will not generally trigger a disposal for the purposes of U.K. CGT at that time. Instead, a U.K. CGT disposal will be triggered when the First Quantum Shares are disposed of and at that time the amount of the cash received will be deducted from the shareholder’s chargeable gains acquisition cost in the First Quantum Shares. Current HMRC practice is to regard a sum as ‘‘small’’ for these purposes if either (i) it is 5% or less of the value of the Adastra Shares held by the particular shareholder, or (ii) it is £3,000 or less, regardless of whether it satisfies the 5% test.

Non-U.K. Resident holders of Adastra Shares will generally not be subject to U.K. CGT in respect of any gain accruing to them as a result of accepting the Arrangement. Holders of Adastra Shares who are subject to taxation in any jurisdiction other than the U.K. are urged to consult their professional advisers as to the specific tax consequences to them of the Arrangement.

Dividends

A U.K. Resident will generally be liable for income tax or corporation tax in the U.K. on the aggregate of any dividend received from Adastra and any tax withheld. In computing that liability for U.K. taxation, credit will generally be given for tax withheld.

Special rules apply to U.K. Residents who are not domiciled in the U.K.

Inheritance Tax

Where First Quantum Shares are held by an individual who is neither domiciled nor deemed to be domiciled in the U.K., no liability to U.K. inheritance tax will arise. Where First Quantum Shares are held by an individual who is either domiciled or deemed to be domiciled in the U.K., liability to U.K. inheritance tax may arise on the death of, or on a gift (or disposal at an undervalue) of, the First Quantum Shares by that individual.

U.K. stamp duty and U.K. stamp duty reserve tax

No U.K. stamp duty or stamp duty reserve tax (‘‘SDRT’’) will be payable by holders of Adastra Shares in connection with the exchange under the Arrangement. Any liability for U.K. stamp duty or SDRT on the transfer of such Adastra Shares to First Quantum will be borne by First Quantum.

UK Resident Shareholders Who Dissent

Pursuant to the Arrangement, each Adastra Share of a Dissenting Shareholder will be deemed to be transferred to Adastra for cancellation. In accordance with the terms of the Arrangement, the Dissenting Shareholder will be paid fair value for the Adastra Shares. The amount received for the Adastra Shares will be a capital distribution in the hands of the Dissenting Shareholders and the Dissenting Shareholders will be deemed to have disposed of their shares for a consideration equal to the fair value received. Such a disposal may, depending on the Dissenting Shareholder’s personal circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to U.K. CGT.

For Dissenting Shareholders who are bodies corporate indexation allowance will be available in respect of the acquisition cost of the Adastra Shares. Indexation allowance cannot be used to create or augment a loss for U.K. CGT purposes.

For Dissenting Shareholders who are individuals, if they acquired the Adastra Shares prior to 1 April 1998, indexation allowance will be available on the disposal of the Adastra Shares in respect of the acquisition cost of the Adastra Shares from the acquisition date until April 1998. Indexation allowance cannot be used to create or augment a loss for U.K. CGT purposes. No indexation allowance will be available where an individual holder of Adastra Shares acquired his Adastra Shares after March 31, 1998. For individual holders of Adastra Shares, capital gains tax taper relief may apply in relation to periods of ownership after April 5, 1998.

As the Adastra Shares are quoted on the TSX, the Adastra Shares will not qualify as business assets under the capital gains tax taper relief regime unless Adastra is a trading company, or the holding company of a trading group, and the shareholder meets certain percentage shareholding requirements. In the period from April 6, 1998 to April 5, 2000 Adastra Shares will only be treated as business assets for taper relief purposes where the shareholder held 25% or more of the voting share capital of Adastra or was a full-time officer or employee owning at least 5% of the voting share capital of Adastra. From April 6, 2000, shares in Adastra would be business assets in relation to directors or employees of Adastra or to persons owning at least 5% of the voting share capital of Adastra. As the First Quantum Shares are also listed on the TSX, the First Quantum Shares received in exchange for the Adastra Shares will not, except in relation to directors or employees of First Quantum or to persons owning at least 5% of the voting share capital of First Quantum, be treated as business assets and will therefore only be eligible for the non-business assets rate of capital gains tax taper relief. As the First Quantum Shares received by a holder of Adastra Shares will be treated as the same asset as the Adastra Shares, the relevant ownership period for calculating the rate of capital gains tax taper relief available to the holder of the First Quantum Shares will be the period from the date of acquisition of the Adastra Shares to the date of disposal of the First Quantum Shares.

RISK FACTORS

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

Risks Relating to the Arrangement and/or the Combined Business of First Quantum and Adastra

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact Adastra’s share price.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Adastra, including receipt of the Final Order. There can be no certainty, nor can Adastra provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Adastra Shares may decline to the extent that the market price reflects a favourable market assumption that the Arrangement will be completed (See ‘‘Additional Information Relating to Adastra – Market Prices and Trading Volumes of Adastra Shares’’).

The First Quantum Shares issued under the Arrangement may have a market value different than expected.

Under the Arrangement, Shareholders who elect the Share Alternative will receive one First Quantum Share for every 14.76 Adastra Shares. If the market price of First Quantum Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ended July 5, 2006, the closing price of First Quantum Shares on the TSX varied from a low of Cdn.$21.50 to a high of Cdn.$64.54 and ended that period at Cdn.$51.04. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of First Quantum, general market and economic conditions and other factors over which Adastra and First Quantum have no control.

The integration of First Quantum and Adastra may not occur as planned.

The Offer was made, and the Arrangement is being pursued, with the expectation that their successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether First Quantum’s and Adastra’s operations can be integrated in an efficient and effective manner. Many operational and strategic decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

Failure to retain key employees of Adastra could adversely affect First Quantum after the Arrangement.

Adastra’s operations after completion of the Arrangement could be adversely affected if the combined company cannot retain selected key employees to assist in the integration of Adastra and First Quantum. A number of Adastra’s key executives have the right to deem notice of termination to have been given by Adastra within three months of a change of control, including the recent acquisition of control of Adastra by First Quantum pursuant to the Offer. If the combined company does not retain certain of Adastra’s key employees, or if key executives exercise their rights to terminate their employment agreements as a result of the recent completion of the Offer by First Quantum, First Quantum could be required to make significant severance payments.

The First Quantum Shares are not registered under the Securities Exchange Act of 1934.

Shareholders resident in the United States should note that the First Quantum Shares are not registered under the U.S. Exchange Act, nor are they listed on a United States stock exchange. Unlike Adastra, First Quantum does not file annual reports with the SEC, but, rather, submits certain home country disclosure to the SEC. Thus, Shareholders resident in the United States who receive First Quantum Shares in exchange for their Adastra Shares will not have access to any information regarding First Quantum or the First Quantum Shares that is required by applicable securities laws in the United States but not in Canada. First Quantum has advised Adastra that it has no intention of registering the First Quantum Shares under the U.S. Exchange Act nor does it plan to list its shares on a United States stock exchange.

Adastra’s potential status as a PFIC could have adverse U.S. federal income tax consequences to U.S. Holders.

If Adastra is a PFIC for U.S. federal income tax purposes, subject to the exception in the next sentence, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Arrangement will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned rateably over the period the U.S. Holder held its Adastra Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper qualified electing fund (‘‘QEF’’) election, then the PFIC rules described above will not apply. See ‘‘Certain U.S. Federal Income Tax Considerations’’. A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Arrangement.

There may be other tax risks associated with investments in First Quantum.

U.S. Holders should consider that First Quantum could be considered to be a PFIC for U.S. federal income tax purposes. Although First Quantum has advised Adastra that it believes that it currently is not a PFIC and does not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond its control, and First Quantum cannot assure you that it will not become a PFIC in the future. If First Quantum were deemed to be a PFIC, then a U.S. Holder who disposes or is deemed to dispose of First Quantum’s shares at a gain, or who receives a so-called ‘‘excess distribution’’ on the shares, generally would be required to treat such gain or excess distribution as ordinary income allocated rateably to all days in the U.S. Holder’s holding period and taxable at the highest applicable rate for the ‘‘prior-year PFIC period’’, i.e., days in the U.S. Holder’s prior taxable years during which First Quantum was a PFIC, and pay an interest charge on a portion of the gain or distribution. Special estate tax rules could be applicable to First Quantum’s shares if First Quantum is classified as a PFIC for U.S. federal income tax purposes.

Risks Relating to Adastra

Whether or not the Arrangement is completed, Adastra will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Adastra is contained under the section entitled ‘‘Risk Factors’’ (which section is specifically incorporated by reference into this Circular) in Adastra’s Annual Report filed on SEC Form 20-F for the year ending October 31, 2005 which is available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

Risks Relating to First Quantum

For information on risks and uncertainties relating to the business of First Quantum, reference should be made to the information in the documents listed below under the heading ‘‘Information Relating to First Quantum – Documents Incorporated by Reference’’, which are specifically incorporated by reference into this Circular.

RIGHTS OF DISSENTING SHAREHOLDERS

The Interim Order provides registered Shareholders with the right to dissent with respect to the Arrangement. As a result, any registered Shareholder is entitled to be paid the fair value (determined as at the close of business on the day before the Arrangement Resolution is adopted) of all, but not less than all, of the Adastra Shares beneficially held by it in accordance with section 193 of the YBCA if the registered Shareholder dissents with respect to the Arrangement and the Arrangement becomes effective. In this section, ‘‘Adastra’’ includes any successor to Adastra.

Beneficial owners of Adastra Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under the YBCA. Section 193 of the YBCA is set forth in its entirety in Appendix E.

The YBCA requires adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of section 193 of the YBCA and consult its legal advisors.

A Dissenting Shareholder who seeks payment of the fair value of its Adastra Shares is required to deliver a written objection to the Arrangement Resolution at or prior to the Meeting. Adastra’s address for such purpose is Suite 300 – 204 Black Street, Whitehorse, Yukon, Y1A 2M9.

A registered Shareholder is not entitled to dissent with respect to the Arrangement if such holder votes any of the Adastra Shares beneficially held by it in favour of the Arrangement Resolution authorizing the Arrangement. The execution or exercise of a proxy or otherwise voting against the Arrangement Resolution does not constitute a written objection for purposes of the rights to dissent under the YBCA.

An application to set the fair value of the shares in accordance with subsection 193(3) of the YBCA may be made by a Shareholder to the Court after the adoption of the Arrangement Resolution if an objection to dissent under subsection 193(5) has been sent by the Shareholder to Adastra. If such an application is made and unless the Court orders otherwise, Adastra shall send to each Dissenting Shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that Shareholder. Unless otherwise ordered by the Court, Adastra must serve such an offer within 10 days of being served with a copy of the originating notice. A statement showing how the fair value was determined must accompany the offer. The Court will make an order establishing the time within which Adastra must pay the amount to the Dissenting Shareholders.

Alternatively, an application can be made by Adastra to set the fair value of the shares of a Dissenting Shareholder who has objected to the Arrangement Resolution under subsection 193(5) of the YBCA. In such a case, a fair value offer as determined by the directors shall be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable. Any offer made shall contain or be accompanied by a statement showing how the fair value was determined.

Upon the Arrangement Resolution becoming effective, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the shares. However, until the Arrangement Resolution becomes effective, the Shareholder may withdraw the dissent or Adastra may withdraw the Arrangement Resolution in which case the Shareholder’s normal Shareholder rights are reinstated.

Shareholders who duly exercise such rights of dissent and who:

(i)

are ultimately entitled to be paid fair value for their Adastra Shares by Adastra (or a successor to Adastra) shall be deemed to have transferred such Adastra Shares to First Quantum in connection with the Arrangement; or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Adastra Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as, at and from the Effective Time, and, subject to Article 4 of the Plan of Arrangement, shall receive the Share Alternative;

but, for greater certainty, in no case shall Adastra, First Quantum, the Depositary or any other Person be required to recognize such Shareholders as Shareholders at and after the Effective Time, and the names of such Shareholders shall be deleted from the register of Shareholders as of the Effective Time.

Upon an application, the Court may give directions for joining as parties all Dissenting Shareholders whose Adastra Shares have not been purchased by Adastra and for the representation of Dissenting Shareholders who, in the opinion of the Court, are in need of representation. Additionally, the Court may give directions for the payment to the Shareholder of all or part of the sum offered by Adastra for the Adastra Shares, for the deposit of the share certificates with the Court or with Adastra or its transfer agents and for the appointment and payment of independent appraisers and the procedures to be followed by them.

The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder, from the date on which the Shareholder ceases to have any rights as a Shareholder until the date of payment.

Registered Shareholders who are considering exercising dissent rights should be aware that there can be no assurance that the fair value of their shares, as determined under the applicable provisions of the YBCA (as modified by the Plan of Arrangement and the Interim Order), will be more than or equal to the consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Shareholder’s Adastra Shares.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of fair value of the Dissenting Shareholder’s Adastra Shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder’s dissent rights. Accordingly, a registered Shareholder who desires to exercise dissent rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix E to this Circular, as modified by the Interim Order, or should consult with such registered Shareholder’s legal advisor.

INFORMATION RELATING TO FIRST QUANTUM

First Quantum is an international mining company engaged in the production of copper, gold and acid and related activities including exploration, development and processing. Its focus is on the copper sector in Zambia and the DRC, though this does not exclude exposure to other geographic regions or commodities. First Quantum’s operations in Zambia include the 100% owned solvent extraction/electrowinning facility at Bwana Mkubwa (‘‘Bwana’’) and the 80% owned Kansanshi copper mine. In addition, in the DRC, First Quantum operates the 100% owned Lonshi copper mine, which provides oxide copper ore for processing at Bwana.

First Quantum also holds a 100% interest in the Frontier copper project in the DRC and an 80% interest in the Guelb Moghrein copper-gold deposit in the Islamic Republic of Mauritania, both of which are in the development stage. First Quantum holds an effective 16.9% interest in Mopani Copper Mines Plc (‘‘Mopani’’) which operates the Nkana underground copper mine and cobalt refinery and the Mufulira underground copper mine, smelter and copper refinery in Zambia. First Quantum currently employs approximately 4,000 employees, contractors and consultants, excluding those in Mopani, which employs approximately 17,000 employees, contractors and consultants.

For the fiscal year ended December 31, 2005, First Quantum produced 49,538 tonnes (109 million pounds) of copper at a cash cost of $0.68 per pound, and 260,796 tonnes of acid. In addition, First Quantum had revenues of approximately $444.6 million and net earnings of approximately $153 million, or $2.43 per common share, on a fully diluted basis.

For the three month period ended March 31, 2006, First Quantum had revenues of approximately $187 million and net earnings of approximately $54.8 million, or $0.86 per share on a fully diluted basis.

As at July 5, 2006, First Quantum’s market capitalization was approximately Cdn.$3.4 billion.

First Quantum was incorporated under the Company Act (British Columbia) on December 21, 1983 under the name of Xenium Resources Ltd. First Quantum changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989 and to First Quantum Ventures Ltd. on June 16, 1994. On July 18, 1996, First Quantum changed its name to its current name and continued its incorporation into Yukon, pursuant to the provisions of the YBCA. On June 7, 2002, First Quantum amalgamated with its wholly-owned subsidiary, First Quantum (Yukon) Ltd. pursuant to the provisions of the YBCA. On August 11, 2003 First Quantum’s jurisdiction of incorporation was continued from Yukon to the federal jurisdiction under the Canada Business Corporations Act. On June 3, 2005, First Quantum was continued under the laws of British Columbia, pursuant to the provisions of the BCA.

First Quantum is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Ontario and Québec in Canada and files its continuous disclosure documents with the applicable Canadian securities regulatory authorities in such Provinces. Such documents are available at www.sedar.com.

First Quantum’s principal executive office and registered records office is located at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

Description of Share Capital

The authorized share capital of First Quantum consists of an unlimited number of First Quantum Shares without par value. As of July 5, 2006, there were 65,995,820 First Quantum Shares issued and outstanding.

Holders of First Quantum Shares are entitled to one vote per share for matters voted on by shareholders, to receive dividends if, as and when declared by the directors of First Quantum and to participate rateably in any distribution of property or assets in the event of the liquidation, dissolution, or winding up of First Quantum. No pre-emptive, redemption or conversion rights are attached to the First Quantum Shares. There are no special rights or restrictions attached to the First Quantum Shares nor any provisions relating to purchase for cancellation, surrender or sinking or purchase funds.

Dividends and Dividend Policy

First Quantum has established a dividend policy which implements a progressive dividend with future payments established in line with annual results and cash flow. Under this policy, First Quantum expects to pay two dividends per year: an interim dividend declared after the release of the second quarter results and a final dividend declared after determination of the full year results. The interim dividend will be set at one-third of the total dividend paid in the previous financial year. The final dividend amount will be determined based upon the financial performance of First Quantum.

On April 25, 2005, an inaugural dividend in the amount of Cdn.$0.06 per share was paid by First Quantum, in respect of the year ended December 31, 2004. On September 16, 2005, First Quantum paid an interim dividend of Cdn.$0.02 per share in respect of the period ended June 30, 2005.

On May 10, 2006, First Quantum paid a final dividend in the amount of Cdn.$0.265 per common share to shareholders of record of First Quantum as of April 19, 2006. This dividend and the interim dividend paid to holders of common shares on September 16, 2005 represented in the aggregate ten per cent of First Quantum’s after-tax profits for the 2005 financial year.

Price Range and Trading Volumes of First Quantum Shares

The First Quantum Shares are listed and posted for trading on the TSX under the symbol ‘‘FM’’ and on AIM under the symbol ‘‘FQM’’.

The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the First Quantum Shares on the TSX and AIM:

	TSX			AIM
	High	Low	Average Daily Volume	High	Low	Average Daily Volume

Calendar Period	(Cdn$)	(Cdn$ )		(GBX)	(GBX)

2006
July (1 – 5)	5236	4976	168,178	2,48750	2,40500	1,429
June	5491	3693	476,586	2,62500	1,88750	10,806
May	6454	4655	494,250	3,03250	2,25000	2,058
April	5765	4714	350,711	2,74000	2,35000	122
March	4935	3520	254,733	2,43000	1,78000	103
February	4370	3369	312,395	2,15000	1,65000	6,450
January	4443	3670	241,391	2,14500	1,80000	4,928

2005
December	3774	2950	186,804	1,84750	1,46500	14,255
November	3097	2735	158,177	1,50000	1,32500	18,857
October	3084	2560	254,766	1,48750	1,23500	9,645
September	3100	2519	118,734	1,49250	1,19000	13,450
August	2744	2370	141,140	1,25000	1,10750	22,571
July	2730	2150	141,140	1,28071	90750	8,726

Note: Source for data in table is Bloomberg. Past performance should not be seen as an indicator of future performance.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada (collectively, the ‘‘Commissions’’). Copies of the documents incorporated herein by reference that relate to First Quantum may be obtained on request without charge from the Corporate Secretary of First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577). For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of First Quantum at the above-mentioned address and telephone number. These documents are also available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents filed with the Commissions by First Quantum are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	the annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005;

2.

the management information circular of First Quantum dated April 11, 2006 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

3.

the comparative audited consolidated annual financial statements of First Quantum as at December 31, 2005 and 2004, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of First Quantum for that year;

4.

the comparative unaudited consolidated financial statements of First Quantum as at March 31, 2006 and 2005 and for the three month periods ended March 31, 2006 and 2005, together with the management’s discussion and analysis of financial condition and results of operations of First Quantum for that period;

5.	the material change report of First Quantum dated May 12, 2006 relating to the take-up of, and payment for, all Adastra Shares tendered to the Offer;

6.	the press release of First Quantum dated May 11, 2006 relating to its first quarter results of operations;

7.	the material change report of First Quantum dated April 19, 2006 relating to the entering into of the Support Agreement with Adastra; and

8.	the material change report of First Quantum dated January 18, 2006 relating to the announcement by First Quantum of its intention to make the Offer.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports and press releases) that are required to be filed by First Quantum with the Commissions after the date of this Circular and prior to the Meeting, shall be deemed to be incorporated by reference into and form an integral part of this Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to First Quantum and Shareholders should review all information contained in this Circular and the documents incorporated by reference before making a decision on whether to approve the Arrangement Resolution.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Circular.

First Quantum has not authorized any other person to provide you with information different from that contained in this Circular. Information on any website maintained by First Quantum does not constitute a part of this Circular.

ADASTRA SHARES AND THE PRINCIPAL HOLDERS THEREOF

As at July 5, 2006, 81,529,115 Adastra Shares were issued and outstanding. In addition, as at July 5, 2006, there were no Options and 855,646 Warrants outstanding.

Each Adastra Share entitles the holder thereof to one vote at all meetings of Shareholders. To the knowledge of the directors and senior officers of Adastra, the following table includes the name of each person or company who, as at July 5, 2006, beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Adastra Shares and the percentage of the issued and outstanding Adastra Shares represented by the number of Adastra Shares believed to be so owned, controlled or directed:

Name	Number of Adastra Shares Owned	Percentage of Issued and Outstanding Adastra Shares
First Quantum Minerals Ltd.	61,191,821	75.06%

ADDITIONAL INFORMATION RELATING TO ADASTRA

General Information

Adastra is an international mining company in the business of acquiring, exploring and developing mineral resource properties. Currently, such properties are located in the DRC, Angola and Zambia. The target metals and precious minerals for which Adastra is exploring are cobalt, copper, zinc and diamonds. Adastra is currently engaged in developing several mineral assets in Central Africa, including the Kolwezi Cobalt-Copper Tailings Project and the Kipushi Zinc-Copper Mine in the DRC.

Adastra’s principal mineral property interests are:

a joint venture interest in a cobalt and copper tailings re-treatment project located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC; and

an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine located near the town of Kipushi in the DRC, adjacent to the border of Zambia about 30 km from Lubumbashi.

Adastra also has a 100% mineral property interest in the Solwezi prospecting licence, which covers an area of approximately 441 square kilometres located in Zambia adjacent to the international border of the DRC and contiguous with its Kipushi project. Adastra also has mineral property interests in Angola, comprising two licences awarded to Endiama (one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange) with the respective exploration and exploitation rights to be exercised in a joint venture between Adastra and Endiama. The Angolan interests are at present the subject of litigation.

As at July 5, 2006, Adastra’s market capitalization was approximately Cdn.$263 million.

Adastra was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on November 16, 1979 under the name ‘‘Black Pearl Petroleums Ltd.’’ Adastra changed its name from ‘‘Black Pearl Petroleums Ltd.’’ to ‘‘Signet Resources Inc.’’ on August 2, 1983, to ‘‘New Signet Resources Inc.’’ on March 11, 1987, to ‘‘Amir Ventures Corp.’’ on June 29, 1993, and to ‘‘America Mineral Fields Inc.’’ on August 8, 1995. On August 11, 1995, Adastra was continued under the laws of Yukon by articles of continuance, and on May 11, 2004, Adastra changed its name to ‘‘Adastra Minerals Inc.’’

Adastra’s principal and head office is located at Castlewood House, 77/91 New Oxford Street, London WC1A 1DG, England. Adastra’s registered records office is Suite 300 – 204 Black Street, Whitehorse, Yukon, Y1A 2M9.

Adastra is a reporting issuer or the equivalent in the United States and in the Provinces of British Columbia, Alberta and Ontario in Canada and files its continuous disclosure documents with the SEC and the applicable Canadian securities regulatory authorities. Such documents are available at www.sec.gov and at www.sedar.com.

Interim Financial Statements

The unaudited consolidated interim financial statements of Adastra for the six months ended April 30, 2006 will be sent without charge to anyone requesting them by contacting Adastra at its principal and head office at the address noted above. The foregoing financial statements are also available on SEDAR at www.sedar.com.

Dividends

Adastra has not paid dividends in the past and does not anticipate paying dividends in the near future. All of the Adastra Shares are entitled to an equal share in any dividends declared and paid.

Authorized and Issued Capital

Adastra’s authorized capital consists of an unlimited number of Adastra Shares. As at July 5, 2006, Adastra had 81,529,115 Adastra Shares issued and outstanding. In addition, Adastra had no Options and 855,646 Warrants issued and outstanding as at July 5, 2006.

As all of Adastra’s authorized and issued shares are of one class, Adastra’s Articles of Continuation provide that all authorized and issued shares rank equally in respect to the declaration and receipt of dividends and the rights to share in any profits or surplus on liquidation, dissolution or winding up of Adastra. Each Adastra Share has attached to it one non-cumulative vote.

Previous Distributions

Since July 2001, Adastra has made the following distributions of Adastra Shares, Options and Warrants.

Adastra Shares

Purpose	Number ofAdastra Shares	Price perAdastra Share	Aggregate Proceedsto Adastra
Issued in connection with the exercise of Warrants (April 2006)	855,646	Cdn.$0.75	Cdn.$641,734
Private Placement (December 2005)	6,000,000	Cdn.$1.70	Cdn.$10,200,000
			(gross)
Private Placement with M&G Investment Management Limited (January 2004)	3,500,000	Cdn.$1.60	Cdn.$5,600,000
			(gross)
Prospectus Offering (September 2003)	25,212,000	Cdn.$1.10/£0.50	Cdn.$27,733,200
			(gross)
Exercise of Broker Warrants in respect of the above (January & March 2003)	1,260,600	Cdn.$1.10	Cdn.$1,386,660
Private Placement (May 2003)	4,000,000(1)	Cdn.$0.45	Cdn.$1,800,000
			(gross)
Exercise of Warrants in respect of above (September 2003 - January 2004)	4,000,000	Cdn.$0.75	Cdn.$3,000,000
Issued in connection with the exercise of Options (November 2003 – April 2006)	4,568,049(2)	Cdn.$1.39(3)	Cdn.$510,500
Total:	49,396,295		Cdn.$50,872,094
			(gross)

Notes:

(1)	Issuance of units comprised of one Adastra Share and a warrant to purchase an additional Adastra Share at a price of Cdn.$0.75.

(2)	Shares issued in relation to 9,133,709 Options exercised/ terminated in cashless exercises or cancelled.

(3)	Expressed as a weighted average of the exercise prices for the 9,133,709 Options.

Options

Purpose	Number of Options Granted	Exercise Price per Option	Aggregate Proceeds to Adastra
Options granted to directors, employees and consultants pursuant to the Stock Option Plan
	25,000	Cdn.$0.60	—
	586,000	Cdn.$0.75	—
	275,000	Cdn.$1.21	—
	1,885,209	Cdn.$1.35	—
	40,000	Cdn.$1.40	—
	610,000	Cdn.$1.50	—
	250,000	Cdn.$1.60	—
	3,495,000	Cdn.$1.80	—
	205,000	Cdn.$1.85	—
	30,000	Cdn.$1.95	—
Total:	7,401,209(1)	Cdn.$1.54(2)	—

Notes:

(1)	All options have been exercised, terminated by cashless exercise or cancelled.

(2)	Expressed as a weighted average.

Warrants

Purpose	Number of Warrants	Exercise Price per Warrant(1	Aggregate Proceeds to Adastra
Private Placement (May 2003)	4,000,000(1)	Cdn.$0.75	—
Warrants issued to the Industrial Development Corporation of South Africa Limited and the International Finance Corporation (February 2003)	1,711,292(2)	Cdn.$0.75	—
Total:	5,711,292		—

Notes:

(1)	Issuance of units comprised of one Adastra Share at a price of Cdn.$0.45 and a warrant to purchase an additional Adastra Share at a price of Cdn.$0.75.

(2)

855,646 warrants issued to the International Finance Corporation have been exercised and 855,646 warrants issued to the Industrial Development Corporation of South Africa Limited remain outstanding. In addition, the Industrial Development Corporation of South Africa Limited and the International Finance Corporation are each entitled to receive a further 1,137 warrants.

Market Prices and Trading Volumes of Adastra Shares

The Adastra Shares are listed and posted for trading on the TSX and AIM under the symbol ‘‘AAA’’. The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Adastra Shares on the TSX and AIM:

	TSX			AIM
	High	Low	Average Daily Volume	High	Low	Average Daily Volume

Calendar Period	(Cdn$)	(Cdn$ )		(GBX)	(GBX)

2006
July (1 – 5)	3.44	3.19	7,275	156.00	155.00	8
June	3.85	2.65	14,899	166.50	137.50	829
May	4.28	2.95	52,176	196.00	152.50	312,663
April	3.70	2.80	304,850	180.00	139.63	499,232
March	2.99	2.22	360,201	139.50	113.50	53,510
February	2.85	2.00	152,004	136.00	110.00	29,286
January	2.75	1.75	202,944	130.50	87.37	70,306

2005
December	2.14	1.60	63,790	105.00	80.00	47,780
November	1.99	1.30	99,109	99.00	59.00	78,798
October	1.65	1.13	79,890	77.50	59.00	57,476
September	1.65	1.35	22,109	77.50	65.00	8,307
August	1.85	1.55	25,704	83.00	70.00	6,664
July	1.99	1.38	21,450	90.00	66.50	11,696

Note: Source for data in table is Bloomberg. Past performance should not be seen as an indicator of future performance.

Executive Compensation Summary

Set out below are particulars of compensation paid to the following persons (the ‘‘Named Executive Officers’’):

(a)	Adastra’s president and chief executive officer (‘‘CEO’’);

(b)	Adastra’s chief financial officer (‘‘CFO’’);

(c)

each of Adastra’s most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of Adastra at the end of the most recently completed financial year.

As at October 31, 2005, the end of the most recently completed financial year of Adastra, Adastra had four Named Executive Officers, whose names and positions held within Adastra are set out in the summary of compensation table below:

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of Adastra’s three most recently completed financial years.

					Long Term Compensation
		Annual Compensation			Awards		Payouts

Name and Principal Position of Named Executive Officer	Financial Year Ended Oct-31	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
TIMOTHY READ President & CEO	2005	£226,042	Nil	Nil	348,635	Nil	N/A	Nil
	2004	$165,586		Nil	1,300,000	Nil	N/A	Nil
		£113,051	£50,000
	2003	$323,097	Nil	Nil	Nil	Nil	N/A	Nil

BERNARD PRYOR Chief Operating Officer (‘‘COO’’)	2005	£123,333	Nil	Nil	226,287	Nil	N/A	Nil
	2004	$85,850		Nil	550,000	Nil	N/A	Nil
		£70,000	£23,500
	2003	$171,483	Nil	Nil	Nil	Nil	N/A	Nil

FRANCOIS COLETTE President of Subsidiary(1)	2005	$23,500	Nil	Nil	190,000	Nil	N/A	Nil
		107000
	2004	$144,021	US$36,792	Nil	300,000	Nil	N/A	Nil
	2003	$129,890	Nil	Nil	Nil	Nil	N/A	Nil

T. DAVID BUTTON CFO	2005	£135,782	Nil	Nil	226,287	Nil	N/A	Nil
	2004	£99,185	£20,000	Nil	440,000	Nil	N/A	Nil
	2003	£96,990	Nil	Nil	Nil	Nil	N/A	Nil

Note:

(1)	Mr. Colette is the President of Congolese Zinc Investments Ltd., a subsidiary of Adastra.

Long-Term Incentive Plans – Awards in Most Recently Completed Financial Year

Adastra has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during Adastra’s most recently completed financial year. A ‘‘Long-Term Incentive Plan’’ is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period. All dollar amounts referred to in the table below are in Canadian dollars.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date
TIMOTHY READ	Oct. 24, 2005	348,635	21.39%	$1.35	$1.26	23-Oct-10
BERNARD PRYOR	Oct. 24, 2005	226,287	13.88%	$1.35	$1.26	23-Oct-10
FRANCOIS COLETTE	Oct. 24, 2005	190,000	11.65%	$1.35	$1.26	23-Oct-10
T. DAVID BUTTON	Oct. 24, 2005	226,287	13.88%	$1.35	$1.26	23-Oct-10

Note:

(1)	Calculated as the closing price of Adastra’s shares on the Toronto Stock Exchange on the date immediately prior to grant.

Aggregated Option Exercises During the Most Recently Completed Fiscal Period and Financial Year-End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers. All dollar amounts referred to in the table below and in the accompanying notes are in Canadian dollars.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercisable Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In- the-Money Options at Financial Year-End ($) Exercisable / Unexercisable(1)
TIMOTHY READ	Nil	N/A	1,343,579 / 305,056	Nil / Nil
BERNARD PRYOR	Nil	N/A	828,286 / 198,001	$150,000(2) / Nil
FRANCOIS COLETTE	Nil	N/A	491,250 / 198,750	$100,500(3) / $19,500(3)
T. DAVID BUTTON	154,972(4)	$125,966	468,286 / 198,001	Nil / Nil

Notes:

(1)

‘‘In-the-Money Options’’ are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of Adastra’s shares as at October 31, 2005 was $1.20.

(2)	On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.

(3)	On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.

(4)	Of which 100,000 were acquired on exercise, and 54,972 on termination, of options: the latter quantity being reduced to 34,125 with UK income and social taxes settled.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of Adastra.

Defined Benefit or Actuarial Plan Disclosure

Adastra does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of Adastra’s officers and key employees.

Material Terms and Conditions of Employment Agreements

As at the end of Adastra’s most recently completed financial year, Adastra’s Named Executive Officers had employment contracts with Adastra and its subsidiaries with the following principal terms and conditions:

Named Executive Officer	Annual Compensation as at October 31, 2005(1)	Share Options granted in financial year 2005(2)	Contract Start	Duration	Paid Termination Notice Period
TIMOTHY READ	£ 227,250	348,635	29-Jan-99	3 years(3)	12 months(4)(8)
BERNARD PRYOR	£ 124,000	226,287	01-Aug-99	2 years(5)	12 months(6)(8)
T. DAVID BUTTON	£ 84,700(7)	226,287	29-Jan-01	No fixed term	12 months(6)(8)

Notes:

(1)	The Compensation Committee makes recommendations to the Board regarding base salaries and bonuses. In addition, receipted travel and entertainment expenses are reimbursed.

(2)	Unvested options are cancelled immediately on termination, and vested options are cancelled if not exercised within 30 days following termination.

(3)	The initial three year term of Mr. Read’s contract expired in 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (4) below.

(4)	Twelve months’ notice, if terminated by Adastra, and twelve months’ notice if terminated by Mr. Read.

(5)	The initial two year term of Mr. Pryor’s contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (6) below.

(6)	Twelve months’ notice, if terminated by Adastra, and three months’ notice if terminated by either of Messrs. Pryor or Button.

(7)

Mr. Button’s compensation was based on three working days per week. If exceeded, then 1/140th of his annual salary was paid for each extra day worked. An amount was also paid equal to 3% of salary in lieu of health insurance.

(8)

Each of the Named Executive Officers has the right, under the terms of his employment agreement with Adastra, to deem notice of termination to have been given by Adastra within three months of a change of control.

All options held by directors and employees of Adastra vested in connection with the change of control of Adastra, and were exercised on a cashless basis.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn.$100 invested in Adastra Shares beginning on October 31, 2001 with the cumulative total return of the TSX S&P/TSX Composite Index (‘‘TSX INDEX’’) for the five most recently completed financial years of Adastra. All dollar amounts referred to in the chart are in Canadian dollars.

Adastra Minerals Inc.

Comparison of Five Year Total Common Shareholders’ Return

(as at October 31st of each year)

chart

5 Year Index Values: October 31	2001	2002	2003	2004	2005
Adastra Minerals Inc.	Cdn.$0.60	Cdn.$0.55	Cdn.$1.12	Cdn.$1.30	Cdn.$1.20
TSX INDEX	6,886	6,249	7,773	8,871	10,383

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. During the financial year ended October 31, 2005, Bernard Vavala, the former Chairman of the Board, received remuneration of $35,958, plus $600 for general expenses and $5,851 for medical expenses; a company, of which Paul MacNeill, a director of Adastra, is a shareholder, received $148,090 for legal services provided to Adastra; $3,000 for consulting services was paid to John Bentley, a former director of Adastra; and $9,860 was accrued for consulting services and travel expenses to companies in which Etienne Denis, a former director of Adastra, has an interest or of which he was a director.

Adastra has agreed to pay each member of the Board an attendance fee of Cdn.$500 per telephonic Board meeting and Cdn.$1,000 per physical Board meeting. Adastra has also agreed to pay attendees at committee meetings Cdn.$250 per attendance, or Cdn.$500 per day, whichever is applicable. A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Board. During the financial year ended October 31, 2005, Board and committee fees were paid to directors as follows: John Bentley Cdn.$3,000, Etienne Denis Cdn.$2,500, Paul MacNeill Cdn.$4,000 and Patrick Walsh Cdn.$4,000.

Other than as noted above, Adastra has no standard arrangement pursuant to which directors are compensated by Adastra for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, Adastra granted incentive stock options to purchase an aggregate 1,124,922 common shares to directors, of which 824,922 were to directors who were also officers of Adastra.

Following the acquisition by First Quantum of a controlling interest in Adastra, John Bentley, Etienne Denis, Bernard Vavala and Patrick Walsh resigned from office as non-executive directors of Adastra and on May 4, 2006 Andrew Adams, Clive Newall, Philip Pascall, and Martin Rowley were appointed in their places. Mr. Pascall succeeded Mr. Vavala as Chairman.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of Adastra’s most recently completed financial year with respect to compensation plans under which equity securities of Adastra are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	7,991,209	Cdn.$ 1.47	3,045,041

Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	7,991,209(1)	Cdn.$ 1.47	3,045,041

Note:

(1)

All outstanding Options have been exercised (in some cases, on a cashless basis, without a corresponding issuance of Adastra Shares) since the end of Adastra’s most recently completed financial year. Following completion of the Arrangement, Adastra’s stock option plan will be terminated.

Stock Option Plan

Adastra has a ‘‘fixed ceiling’’ incentive stock option plan. The following is a summary of the principal terms of the plan.

Under Adastra’s Stock Option Plan dated January 12, 1998, as amended (the ‘‘Plan’’), 13,100,000 common shares are available for purchase upon the exercise of Options. This represents 16.1% of Adastra’s current outstanding capital. There are no Options currently outstanding. As at the date of this Circular, Options to purchase 9,817,459 shares (which represents 12.0% of Adastra’s current outstanding capital) have been exercised (in some cases, on a cashless basis, without a corresponding issuance of Adastra Shares), Options to purchase 6,366,500 have been cancelled and 3,282,541 shares are available for future awards of Options (which represents 4.0% of Adastra’s current outstanding capital).

The Plan provides that Options may be awarded to directors of Adastra and employees (which includes individuals, companies or partnerships that are service providers or consultants) of Adastra and any of its subsidiaries.

The Plan provides that it is solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue all or a majority of the Options to insiders of Adastra. However, in no case will the Plan result at any time in: (a) the number of shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of Adastra’s issued and outstanding share capital (8,152,911 shares as of the date of this Circular); (b) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of Adastra’s issued and outstanding share capital; or (c) the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares exceeding 5% of Adastra’s issued and outstanding share capital (4,076,455 shares as of the date of this Circular).

The exercise price of an Option is determined by the Board, but may not be less than the market value of Adastra’s common shares as of the date of the award of the Option (the ‘‘Award Date’’). The market value of Adastra’s shares for a particular Award Date would typically be the closing trading price of Adastra’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the Toronto Stock Exchange as would apply to the Award Date in question.

Rather than exercise an Option in the normal course, an option holder may elect to terminate an Option, in whole or in part and, in lieu of receiving shares to which the terminated Option relates (the ‘‘Designated Shares’’), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days immediately preceding the day of termination (the ‘‘Fair Value’’ per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the aggregate of the exercise price per share of the Designated Shares. An option holder who makes this election may further elect to receive a number of shares reduced further to reflect any tax, social security or duties payable by him on the termination of the Option.

The expiry date of each Option is fixed by the Board at the time the Option is awarded, provided that no Option may have a term of greater than ten years. Typically, the Board awards Options with five-year terms. In the event an option holder ceases to be a director or employee of Adastra other than by reason of death, unless otherwise provided for in the option certificate, his or her Option will expire on the 30th day following termination of his or her relationship with Adastra. Notwithstanding the foregoing, an Option will expire immediately in the event a relationship with a director or employee is terminated for cause. In the event of the death of an option holder, his or her Option will expire one year after the date of death.

The Board may attach other terms and conditions to the award of a particular Option, including a provision that a portion or portions of the Option will vest after certain periods of time or upon the occurrence of certain events, including a friendly or hostile takeover bid for Adastra. Recent awards of Options have increasingly included performance criteria based on either achievement of specific milestones or relative share price performance before a proportion of the Options can vest. All Options held by directors and employees of Adastra vested and were exercised on a cashless basis in connection with the change of control of Adastra pursuant to the First Quantum Offer, including 667,603 Options granted to employees during financial year 2005, which were subject to performance testing at such time.

An Option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. Adastra will not provide financial assistance to option holders to assist them in exercising their Options.

The Board may from time to time prospectively or retrospectively amend the Plan and the terms and conditions of any Option awarded thereunder, subject to all necessary approvals of the TSX and the option holder (in the case of a retrospective amendment). Shareholder approval of amendments is not required under the Plan.

The Plan will terminate on March 19, 2007. Termination of the Plan will not alter the terms or conditions of any Option awarded prior to the date of termination.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and practises of Adastra and its subsidiaries and administering Adastra’s share compensation plans. With regard to the CEO, the Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. In consultation with the CEO, the Compensation Committee makes recommendations to the Board on the framework of executive remuneration and its cost and on specific remuneration packages for each of the directors and officers other than the CEO, including recommendations regarding awards under share compensation plans. The Compensation Committee also reviews executive compensation disclosure before Adastra publicly discloses the information.

As at October 31, 2005, the Compensation Committee was composed of Bernard Vavala (Chair), John Bentley, and Etienne Denis, all of whom were independent directors. Each of Mr. Vavala, Mr. Bentley and Mr. Denis has since resigned from the Board and the composition of the new Compensation Committee has not yet been determined. During the most recently completed financial year, the Remuneration Committee (which was superseded by the Compensation Committee with effect from October 31, 2005) met two times. Paul MacNeill, who was also a member of the Remuneration Committee, resigned from such committee effective October 31, 2005.

The Compensation Committee has the authority to engage and compensate, at the expense of Adastra, any outside advisor that it determines to be necessary to permit it to carry out its duties. During Adastra’s most recently completed financial year, the Compensation Committee engaged New Bridge Street Consultants LLP, an independent, multi-disciplinary firm of remuneration advisors, to assist it in benchmarking the remuneration of the senior managers, including the executive directors of Adastra.

The Board has developed a written position description for the Chair of the Compensation Committee. The Chair is primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the committee.

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of Adastra, and in line with the criteria set out below.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors, as well as historical precedent.

The foregoing criteria are used to assess the appropriate compensation level for Adastra’s CEO.

Executive Compensation Program

The executive compensation program formulated by the Compensation Committee is designed to encourage, compensate and reward senior management of Adastra on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that Adastra has to its shareholders. The base salaries of senior management of Adastra are set at levels which are competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling Adastra to compete for and retain executives critical to the long term success of Adastra. Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and Adastra. Share ownership opportunities are provided to align the interests of senior management of Adastra with the longer-term interests of the shareholders of Adastra.

Base Salaries

The level of the base salary for each employee of Adastra, within a specified range, is determined by the level of responsibility and the importance of the position to Adastra, within competitive industry ranges. The Compensation Committee makes recommendations to the Board regarding the base salaries and bonuses for senior management and employees of Adastra.

Bonus

The CEO presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the members of senior management (other than himself) and to the other employees of Adastra. The Compensation Committee evaluates each member of senior management and the other employees of Adastra in terms of their performance and the performance of Adastra. The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of Adastra, and recommends such determination to the Board.

In respect of the financial year 2006, the CEO, COO and CFO are participating in a bonus scheme under which the maximum bonus payment is 60% of base salary. Payment of one-half of the maximum bonus is dependent on the achievement of two specific milestones, both of which were satisfied or deemed to have been satisfied as at the date of this Circular; the other half is payable at the discretion of the Board in the light of individual performance and Adastra’s progress during the year. Bonuses were awarded to other employees at the time of execution of the Support Agreement based on the contribution they have made to Adastra during the year.

Stock Option Plan

The Stock Option Plan is administered by the CEO upon recommendations from the Compensation Committee, and is intended to advance the interests of Adastra through the motivation, attraction and retention of key employees, officers and directors of Adastra and subsidiaries of Adastra and to secure for Adastra and its shareholders the benefits inherent in the ownership of common shares of Adastra by key employees, officers and directors of Adastra and subsidiaries of Adastra. The grant of Options under the Stock Option Plan is approved by the Board. See ‘‘Securities Authorized for Issuance under Equity Compensation Plans’’ above for a summary of Adastra’s Stock Option Plan. Recent awards of Options have increasingly included performance criteria based on either achievement of specific milestones or relative share price performance before a proportion of the Options can vest.

Compensation of the CEO

The process for the setting of the compensation of the CEO of Adastra is the same as for the other members of senior management of Adastra. The CEO’s performance is evaluated by the Compensation Committee relative to various objectives set for him and Adastra.

Indebtedness of Directors, Executive Officers and Senior Officers

As at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of Adastra or any of its subsidiaries is indebted to Adastra, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Adastra, or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as disclosed below or elsewhere in this Circular, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), or any associate or affiliate of any informed person has had any material interest in any transaction since Adastra’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Adastra or any of its subsidiaries. See ‘‘The Arrangement – Interests of Certain Persons in the Arrangement’’.

Auditor

KPMG LLP, Chartered Accountants, is the current auditor of Adastra.

Corporate Governance

Please refer to the disclosure under the heading ‘‘Corporate Governance Disclosure’’ in the Management Proxy Circular of Adastra prepared in connection with Adastra’s annual and general meeting held on March 9, 2006, which disclosure is specifically incorporated by reference herein, for a discussion of Adastra’s corporate governance practices.

Additional Information Regarding Adastra

Additional information regarding Adastra may be found in documents it files with the securities regulatory authorities in the United States and in the provinces of Canada, including annual and interim financial statements, together with management’s discussion and analysis (‘‘MD&A’’) related thereto, and Adastra’s Annual Report on Form 20-F. Such documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Annual financial information is provided in Adastra’s comparative financial statements and MD&A for the year ended October 31, 2005. Securityholders may request copies of Adastra’s financial statements and MD&A by writing to the Chief Financial Officer of Adastra Minerals Inc., Castlewood House, 77/91 New Oxford Street, London, WC1A 1DG, England.

COMPARISON OF YBCA AND BCA

First Quantum is governed by the BCA and Adastra is governed by the YBCA. The BCA was brought into force on March 29, 2004 and replaced the Company Act (British Columbia). The BCA retains the contract model of incorporation and has not adopted the model common to most provinces of Canada. The following is a summary of certain differences between the BCA and the YBCA, which First Quantum considers to be of significance to Shareholders in deciding whether to approve the Arrangement. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Offer that may be of importance to them.

1.

Special Resolutions. Under the BCA, a special majority is the majority of votes required for a special resolution and the special majority must be specified to be not less than a two-thirds majority and not more than a three-quarters majority of the votes cast on the resolution and, if no specification is made, the default majority is two-thirds. Under the YBCA, a special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in respect of that resolution or a resolution signed by all of the shareholders entitled to vote on that resolution.

2.

Short Form Amalgamations. Both the BCA and YBCA permit short form amalgamations, where a parent corporation and one or more wholly-owned subsidiaries amalgamate or where two or more wholly-owned subsidiaries of the same parent corporation amalgamate. For short form amalgamations under the BCA, amalgamated corporations may elect to obtain court approval; under the YBCA, amalgamating corporations are not required to seek court approval.

3.

Subsidiary Holding Shares of Parent. Under the BCA, subject to certain solvency tests, a subsidiary is permitted to hold and acquire shares in its parent. Shares of a parent held by a subsidiary, however, may not be voted; under the YBCA, except in limited circumstances, a corporation may neither hold shares in its parent nor allow any of its subsidiaries to acquire shares of its parent.

4.

Removal of Directors. Under the BCA, a director may be removed by special resolution or, if the memorandum or articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or by some other method, by the resolution or method specified, including ordinary resolution or directors’ resolution; under the YBCA, a director may be removed by ordinary resolution.

5.

Reliance by Directors. Under the BCA, directors will not be found liable if they rely in good faith on financial statements, auditors’ reports, professional reports, statements of fact from an officer or any other document which the court considers as a reasonable ground for the director’s conduct; under the YBCA, directors may rely on financial statements, auditors’ reports and professional reports; however, the court is not granted the same jurisdiction in determining whether a director’s reliance upon other documents is acceptable.

6.

Insolvency. Under the BCA, the determination of insolvency is subject to the ability of a corporation to meet its liabilities as they become due; the YBCA has a similar solvency test, however, it imposes a further requirement that the realizable value of the corporation’s assets would need to exceed the aggregate of its liabilities and stated capital of all classes of shares.

7.

Reduction in Capital. Under the BCA, the reduction of a corporation’s capital may be authorized by a special resolution, unless the reduction in capital would result in a lower realizable asset value than the total of all liabilities, in which case a corporation would require a court order to proceed with the capital reduction; under the YBCA, a corporation would similarly need to show that its realizable asset value was greater than the aggregate of its liabilities; however, unlike the BCA, a corporation may not apply to the courts for discretionary relief in allowing the reduction should the financial tests not be met.

8.

Sale of Assets. Under the BCA, the sale of all or substantially all of a corporation’s assets is exempt from the requirement that the disposition be in the normal course of business or approved by special resolution when the disposition is by way of security interest, by way of a lease (if the term of the lease, at its beginning, does not exceed three years, and any option or covenant for renewal included in the lease is not capable of extending the total lease period beyond three years) or if a corporation is making the disposition to a non-arm’s length or affiliated entity; under the YBCA, there are no exemptions from the normal course of business or special resolution requirement when effecting the sale of all or substantially all of a corporation’s assets.

9.

Dissent Rights. Under the BCA, shareholders are permitted to exercise dissent rights in respect of certain fundamental corporate actions, although the court retains the discretion to vary the statutory framework of the dissent proceedings. Additionally, shareholders may waive dissent rights with respect to a particular charge; however, dissent rights may not be waived altogether; under the YBCA, there are no provisions allowing either the court to vary the statutory framework of the proceedings or to allow shareholders to waive dissent rights under a particular charge.

10.

Oppression Actions. Under the BCA, an eligible applicant (the courts reserve a discretion to determine the scope of potential claimants) may apply to the court for a remedy from oppressive acts of the corporation. The applicant must show that the corporate acts were either oppressive or unfairly prejudicial; under the YBCA, the ability of an applicant to successfully launch an action is somewhat more broad, as an action may be founded on the basis of oppression, unfair prejudice or an unfair disregard of applicant’s interests.

11.

Appointment of Inspector. Under the BCA, an inspector may be appointed either by special resolution or on application to the court by shareholders holding at least 20% of the outstanding shares; under the YBCA, an inspector may only be appointed by an application to the courts. Such an application, however, may be made by any shareholder of the corporation regardless of the number of shares owned.

12.	Par Value of Shares. Under the BCA, the share capital in a corporation may consist of either par value or no par value shares; under the YBCA, shares with par value are prohibited.

13.

Corporation Holding its Own Shares. Under the BCA, a corporation is expressly permitted to hold its own shares, which in effect allows the corporation the choice to either cancel the shares so held or allow the shares to remain outstanding; the YBCA, except in very limited circumstances, does not allow a corporation to hold its own shares.

14.

Choice of Authorizing Resolution. Unlike the YBCA, the BCA permits a company to select the kind of resolution that will govern certain corporate acts. The most obvious examples of ‘‘corporate choice’’ arise in the case of alterations to the charter documents of the company (notice of articles and articles). The articles may permit alterations to the notice of articles or the articles to be authorized by way of a directors’ resolution (except that a special resolution is required, in the absence of a provision in the articles permitting a shareholders’ resolution, to alter the special rights and restrictions attached to a class of shares if the shares of that class have already been issued) or by several different types of shareholders’ resolutions. The latter include an ordinary resolution (the majority at a meeting is a simple majority), a special resolution (the majority is a ‘‘special majority’’ a company may, under its articles, set a special majority at any threshold between 2/3 and 3/4 of the votes cast, failing which a special majority is defined under the new act to be 2/3 of the votes cast), and a resolution with a higher majority than a special majority (an ‘‘exceptional resolution’’). If silent, the default is usually a special resolution. In another example of corporate choice, directors can be removed by a special resolution, but can also be removed by a shareholders’ resolution specified in the articles with a majority less than a special majority, or even by a directors’ resolution, if so specified in the articles.

INFORMATION CONCERNING THE MEETING AND PROXIES

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of Adastra for use at the Meeting and the cost of such solicitation will be borne by Adastra. The solicitation will be primarily by mail, but directors, officers, employees and agents of Adastra may also solicit proxies by telephone or in person. Employees will not receive any extra compensation for such activities.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers of Adastra or, in the case of Andrew Hancharyk, an officer of First Quantum. A registered holder of Adastra Shares has the right to appoint as his or her proxyholder a person or company (who need not be a Shareholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this Circular. A Shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy (printed on blue paper) or by completing another proper form of proxy and, in either case, by delivering the completed proxy to Adastra’s registrar and transfer agent, Computershare. For postal delivery, the completed proxy should be mailed using the envelope provided. To deliver by facsimile, please send the proxy to the Proxy Department of Computershare 1-866-249-7775. The completed proxy may also be delivered in person or by registered mail to Adastra Minerals Inc. c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department. To be effective, proxies must be received before 5:00 p.m. (Toronto Time) on August 2, 2006 (or the business day preceding the Meeting if it is postponed or adjourned).

Revocation of Proxy

A registered Shareholder has the right to revoke an executed proxy under subsections 110(4), (4.1) and (4.2) of the YBCA. A Shareholder may revoke a proxy by delivering another properly completed form of proxy bearing a later date in accordance with the procedures specified under the heading ‘‘Information Concerning the Meeting and Proxies – Appointment of Proxyholder’’, by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Adastra at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Proxy

The Adastra Shares represented by a properly executed proxy will be voted for or against in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Adastra Shares represented by properly executed proxies will be voted accordingly.

In the absence of any instructions to the contrary, the Adastra Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of Adastra knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Explanation of Voting Rights for Beneficial Owners of Adastra Shares

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Adastra Shares beneficially owned by a person (a ‘‘Non-Registered Holder’’) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Adastra will be distributing copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the ‘‘Meeting Materials’’) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(i)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Adastra as set out above; or

(ii)

more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a ‘‘proxy authorization form’’) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

Quorum and Voting Rights

The presence, in person or by proxy, of two persons holding an aggregate of not less than 10% of the votes attaching to the Adastra Shares is necessary for a quorum at the Meeting. The Board has fixed the close of business on July 11, 2006 as the record date for the purpose of determining the Shareholders entitled to receive notice of the Meeting and to attend and vote at the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. A person who has acquired Adastra Shares after the record date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of such person’s name in the list of Shareholders not less than ten days before the Meeting.

APPROVAL OF BOARD

The contents and the sending of this Circular have been approved by the Board of Directors of Adastra.

DATED this 12th day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

LOGO

PHILIP K.R. PASCALL

Director and Chairman of the Board

CONSENT OF FIRST QUANTUM’S AUDITORS

We have read the management information circular of Adastra Minerals Inc. (‘‘Adastra’’) dated July 12, 2006 relating to the arrangement involving Adastra and First Quantum Minerals Ltd. (‘‘First Quantum’’). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report dated February 24, 2006 to the shareholders of First Quantum on the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2005 and 2004.

Vancouver, British Columbia

(Signed) PRICEWATERHOUSECOOPERS LLP

July 12, 2006

Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS

RESOLVED THAT:

1.

The arrangement (the ‘‘Arrangement’’) under section 195 of the Business Corporations Act (Yukon) (the ‘‘YBCA’’) involving Adastra Minerals Inc. (‘‘Adastra’’), pursuant to the arrangement agreement (the ‘‘Arrangement Agreement’’) between Adastra and First Quantum Minerals Ltd. (‘‘First Quantum’’) dated as of July 5, 2006, all as more particularly described and set forth in the Management Information Circular (the ‘‘Circular’’) of Adastra dated July 12, 2006, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is approved.

2.

The plan of arrangement (the ‘‘Plan of Arrangement’’) involving Adastra and implementing the Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

3.

Notwithstanding that this resolution has been approved (and the Arrangement adopted) by the shareholders of Adastra, or that the Arrangement has been approved by the Supreme Court of Yukon (the ‘‘Court’’), the directors of Adastra are authorized without further notice to, or approval of, the shareholders of Adastra to amend the Arrangement Agreement and/or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or the Plan of Arrangement, including, without limitation, in connection with any dissent provisions that are (x) approved by the Court in its discretion, and also (y) approved by First Quantum and Adastra, each acting reasonably.

4.

Any officer or director of Adastra is authorized and directed to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Registrar under the YBCA in accordance with the Arrangement Agreement for filing.

5.	Any officer or director of Adastra is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

APPENDIX B

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 5th day of July, 2006

BETWEEN:

FIRST QUANTUM MINERALS LTD., a corporation subsisting

under the laws of British Columbia

(hereinafter referred to as ‘‘First Quantum’’)

– and –

ADASTRA MINERALS INC., a corporation incorporated under

the laws of the Yukon Territory

(hereinafter referred to as ‘‘Adastra’’)

WHEREAS:

A.

First Quantum made a formal offer by way of a take-over bid circular dated February 2, 2006 (the ‘‘Original Offer’’), as varied and extended by a notice of variation and extension dated March 10, 2006, a notice of variation and extension dated March 21, 2006, a notice of extension dated April 3, 2006 and a notice of variation and extension dated April 18, 2006 (collectively, the ‘‘Offer’’) to acquire all of the outstanding common shares of Adastra, (the ‘‘Adastra Shares’’);

B.

in connection with the Offer, the parties entered into an agreement dated April 11, 2006 (the ‘‘Support Agreement’’), pursuant to which, among other things, Adastra agreed to support the Offer and make a recommendation to holders of Adastra Shares that they accept the Offer and tender their Adastra Shares to the Offer in consideration for which First Quantum agreed to further extend the Offer and revise the conditions of the Offer, including by increasing the consideration payable under the Offer to, at the election of each holder of Adastra Shares (‘‘Shareholders’’), (a) Cdn.$2.92 in cash per Adastra Share; or (b) one common share of First Quantum and Cdn.$0.265 in cash for every 14.76 Adastra Shares subject, in each case, to pro ration as set out in the notice of variation and extension of First Quantum dated April 18, 2006;

C.

on April 28, 2006, First Quantum took up 61,191,821 Adastra Shares validly tendered to the Offer and not withdrawn, being approximately 71% of the outstanding Adastra Shares on a fully diluted basis (or approximately 74% after taking account of the number of options terminated in cashless exercises of options), and paid for such Adastra Shares on May 3, 2006;

D.

in accordance with the terms of the Support Agreement, and as disclosed in the Offer First Quantum proposes to acquire any outstanding Adastra Shares not tendered to the Offer by way of a second-step plan of arrangement (the ‘‘Arrangement’’) involving First Quantum and Adastra;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

‘‘Adastra Meeting’’ means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to approve the Arrangement;

‘‘Adastra Shares’’ means the Class ‘‘A’’ common shares in the capital of Adastra (whether in certificated form or subject to a CREST depository interest);

‘‘Affiliate’’ has the meaning ascribed thereto by the YBCA on the date hereof;

‘‘Agreement’’ means this arrangement agreement including the schedules hereto as the same may be supplemented or amended from time to time;

‘‘Arrangement’’ means the arrangement involving First Quantum and Adastra under the provisions of section 195 of the YBCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the acquisition by First Quantum of, among other things, all of the outstanding Adastra Shares, all on such terms as are consistent with the provisions hereof, all as more particularly described in Schedule 1.1 – Plan of Arrangement;

‘‘Arrangement Resolution’’ means the special resolution of the Shareholders to approve the Arrangement;

‘‘Articles of Arrangement’’ means the articles of arrangement of Adastra to be filed with the Registrar in connection with the Arrangement;

‘‘Business Day’’ means any day, other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada, Vancouver, Canada or London, United Kingdom;

‘‘Charter Documents’’ means articles and by-laws and similar constating documents of a corporation;

‘‘Court’’ means the Supreme Court of the Yukon Territory;

‘‘Dissent Rights’’ means the rights of dissent in favour of registered Shareholders in respect of the Arrangement as described in the Plan of Arrangement;

‘‘Effective Date’’ means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued pursuant to Subsection 195(11) of the YBCA giving effect to the Arrangement;

‘‘Effective Time’’ means 11:00 a.m. (Yukon Time) on the Effective Date;

‘‘Final Order’’ means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

‘‘Governmental Entity’’ means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

‘‘including’’ means including without limitation;

‘‘Interim Order’’ means the interim order of the Court dated June 22, 2006 (or any variation thereof);

‘‘Laws’’ means all laws, statutes, codes, ordinances, decrees, rules, orders-in-council, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term ‘‘applicable’’ with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

‘‘Misrepresentation’’ has the meaning ascribed thereto in the Securities Act;

‘‘OSC Rule 61-501’’ means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

‘‘Person’’ includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

‘‘Plan of Arrangement’’ means, in relation to the Arrangement, the plan of arrangement substantially in the form of, and having similar content to, Schedule 1.1 – Arrangement and any amendments or variations thereto made in accordance with section 5.1 or made at the direction of the Court in the Final Order;

‘‘Proxy Circular’’ means the management information and proxy circular of Adastra to be prepared and sent in connection with the Adastra Meeting, including the exhibits thereto;

‘‘Registrar’’ means the registrar appointed under Section 263 of the YBCA;

‘‘Securities Act’’ means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date;

‘‘Shareholder Rights Plan’’ means the shareholder rights plan agreement dated as of November 30, 2005, between Adastra and Computershare Investor Services Inc., as it may be amended from time to time;

‘‘Shareholders’’ means the holders of Adastra Shares; and

‘‘YBCA’’ means the Business Corporations Act (Yukon), and, except where otherwise expressly provided, any amendments thereto.

1.2	Currency

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected By Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. Unless otherwise indicated, all references to an article section or other portion followed by a number and/or a letter refer to the specified article, section or other portion of this Agreement. The terms ‘‘this Agreement’’, ‘‘hereof’’, ‘‘herein’’, ‘‘hereunder’’ and similar expressions refer to this Agreement as a whole and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4	Number and Gender

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Governing Law

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

1.7	Schedules

The following are the schedules attached to and incorporated by reference in this Agreement:

Schedule 1.1 – Plan of Arrangement

ARTICLE 2

ARRANGEMENT AND RELATED MATTERS

2.1	Implementation Steps by Adastra

Adastra covenants in favour of First Quantum that Adastra shall:

(a)

call and hold the Adastra Meeting in accordance with the Interim Order for Shareholders to consider the Arrangement Resolution and (provided that the prior approval therefor has been obtained from First Quantum (which approval shall not be unreasonably withheld or delayed)), for any other proper purpose as may be set out in the notice for such meeting;

(b)

if the approval of the Adastra Shareholders as set out in the Interim Order is obtained, bring an application, as soon as reasonably practicable after the Adastra Meeting, before the Court pursuant to section 195 of the YBCA for the Final Order in a manner and form acceptable to First Quantum acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order in such form;

(c)

if the Final Order is obtained, subject to the satisfaction or waiver of the conditions set forth in Article 4, as soon as reasonably practicable thereafter, file with the Registrar Articles of Arrangement, and such other documents as may be required in connection therewith under the YBCA to give effect to the Arrangement pursuant to section 195 of the YBCA in a manner and form acceptable to First Quantum acting reasonably;

(d)	instruct its legal counsel to bring the application referred to in subsection (b) of this section in co-operation with First Quantum’s legal counsel and on a timely basis; and

(e)

permit First Quantum and its legal counsel to review and comment upon drafts of all material to be filed by Adastra with the Court or any securities regulatory authority in connection with the Arrangement (including the Proxy Circular) prior to the service (if applicable) and/or filing of that material and give reasonable consideration to such comments. Adastra shall also provide to First Quantum’s legal counsel on a timely basis copies of any notice of appearance or other court documents served on Adastra or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Adastra indicating any intention to appeal the Final Order.

2.2	Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement, implement the Plan of Arrangement. The Articles of Arrangement shall be in a form satisfactory to First Quantum and Adastra, each acting reasonably.

2.3	Proxy Circular

As promptly as reasonably practicable after the execution and delivery of this Agreement, and, for the purpose of giving effect to section 2.1(b), Adastra, in consultation with First Quantum, will prepare the Proxy Circular together with any other documents required by the YBCA or other applicable Laws in connection with the Arrangement and the Adastra Meeting with a view to mailing the Proxy Circular on or about July 12, 2006, and convening the Adastra Meeting on or about August 3, 2006. Adastra will file the Proxy Circular and any other documentation required to be filed under applicable Law in all jurisdictions where the Proxy Circular is required to be filed by Adastra, and will mail or cause to be mailed on or about July 12, 2006 the Proxy Circular and any other documentation required to be mailed under applicable Law to the Shareholders, the directors of Adastra, the auditors of Adastra and any other required Persons, all in accordance with the terms of the Interim Order and applicable Law. First Quantum will provide such assistance as Adastra may reasonably request in such regard.

Adastra shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Adastra Meeting and, without limiting the generality of the foregoing, shall, if necessary and in consultation with First Quantum, use all commercially reasonable efforts to abridge the timing contemplated by such National Instrument as provided in section 2.20 thereof (it being agreed that such efforts may not necessarily include the making of an application for a waiver of or exemption from such National Instrument).

2.4	Preparation of Documentation, etc.

(a)

Each of First Quantum and Adastra shall proceed diligently, in a co-ordinated fashion and use its commercially reasonable efforts to co-operate in the preparation of the Proxy Circular as described in section 2.3, any exemption applications or orders and any other documents deemed reasonably necessary by either of them to discharge its obligations under applicable Laws in connection with the Arrangement.

(b)

Each of First Quantum and Adastra shall furnish to the other, on a timely basis, all information required to effect the foregoing actions, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties will ensure that the information relating to it which is provided in the Proxy Circular will not contain any Misrepresentation.

(c)

Each of First Quantum and Adastra shall promptly notify the other if, at any time before the Effective Time, it becomes aware that the Proxy Circular contains a Misrepresentation or that otherwise requires an amendment or supplement to the Proxy Circular. In any such event, each of the parties will co-operate in the preparation of a supplement or amendment to the Proxy Circular, as the case may be, that corrects that Misrepresentation, and Adastra will cause the same to be distributed to the Shareholders and filed as required under applicable Law.

(d)

Adastra shall ensure that the Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain a Misrepresentation (except that this covenant does not speak with respect to any information relating to or provided by First Quantum). First Quantum shall ensure that no information regarding itself, its subsidiaries or their respective directors, officers and shareholders delivered to Adastra for inclusion in the Proxy Circular contains a Misrepresentation. Without limiting the generality of the foregoing, Adastra shall ensure that the Proxy Circular provides the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Adastra Meeting.

ARTICLE 3

ADDITIONAL MUTUAL COVENANTS

3.1	Consummation of the Arrangement

Each of the parties hereby covenants and agrees to perform all obligations required or desirable to be performed by it under this Agreement, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(a)

use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)

use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities;

(d)

use its reasonable efforts to (i) apply for and carry out the terms of the Interim Order and Final Order applicable to it and (ii) comply promptly with all requirements which applicable Laws may impose on it with respect to the transactions contemplated hereby and by the Arrangement;

(e)

use, to the extent necessary to permit implementation of the Arrangement, all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(f)	take no action that would interfere with or be inconsistent with the completion of the transaction contemplated by the Agreement; and

(g)

take, or cause to be taken, all reasonable action and to do, or cause to be done all things reasonably necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement.

3.2	Closing Matters

Each of First Quantum and Adastra shall deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other party hereto, acting reasonably.

3.3	Actions to Satisfy Conditions

Each party agrees to take all such actions as are within its power to control, and to use all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to be able to comply with any conditions set forth in Article 4 which are for the benefit of any other party.

ARTICLE 4

CONDITIONS

4.1	Mutual Conditions Precedent

The respective obligations of each party to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, at or before the Effective Time, of the following conditions precedent, and each party shall cause such conditions to be fulfilled insofar as they relate to matters within its control:

(a)	Interim Order – The Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	Approval of Arrangement Resolution – The Arrangement Resolution shall have been approved by the vote of Shareholders at the Adastra Meeting in accordance with the requirements of the Interim Order;

(c)

Final Order – The Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)	Legal Prohibition – There shall not exist any prohibition under applicable Law against the completion of the Arrangement; and

(e)

Governmental Orders, Decrees, etc. – There shall not be in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the transaction contemplated under this Agreement or under the Plan of Arrangement, and there shall be no proceeding, whether of a judicial or administrative nature or otherwise brought by a Governmental Entity, that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the transaction contemplated under this Agreement or under the Plan of Arrangement in accordance with the terms and conditions hereof or thereof.

4.2	Satisfaction of Conditions

The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released on the filing with the Registrar of a certified copy of the Final Order and of the Articles of Arrangement required to give effect to the Arrangement under section 195 of the YBCA.

ARTICLE 5

AMENDMENT AND TERMINATION

5.1	Amendment

This Agreement or the Plan of Arrangement may, at any time and from time to time before and after the holding of the Adastra Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the parties; or

(b)	waive compliance with and modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the holders of Adastra Shares without the approval of such holders given in the same manner as required by law for the approval of the Arrangement or as may be contemplated in the Arrangement Resolution or as may be ordered by the Court.

5.2	Rights of Termination

This Agreement may, at any time before or after the holding of the Adastra Meeting but not later than the Effective Time:

(i)	be terminated by the mutual agreement of Adastra and First Quantum (without further action on the part of the Shareholders if terminated after the holding of the Adastra Meeting); or

(ii)	be terminated by either Adastra or First Quantum if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

ARTICLE 6

GENERAL

6.1	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

6.2	Time of Essence

Time is of the essence of this Agreement.

6.3	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order fully to perform and carry out the terms and intent hereof.

6.4	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or equity, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

FIRST QUANTUM MINERALS LTD.

By:	‘‘Andrew Hancharyk’’

Name:	Andrew Hancharyk
Title:	General Counsel & Corporate Secretary

ADASTRA MINERALS INC.

By:	‘‘Timothy Read’’

Name:	Timothy Read
Title:	President & Chief Executive Officer

SCHEDULE 1.1

PLAN OF

ARRANGEMENT UNDER SECTION 195 OF THE

BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

‘‘Adastra’’ means Adastra Minerals Inc., a corporation incorporated under the YBCA;

‘‘Adastra Shares’’ means the Class ‘‘A’’ common shares in the capital of Adastra (whether in certificated form or subject to a CDI);

‘‘Arrangement’’ means an arrangement under the provisions of Section 195 of the YBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order;

‘‘Arrangement Agreement’’ means the arrangement agreement made as of the 5th day of July, 2006 between First Quantum and Adastra, as the same may be amended from time to time;

‘‘Arrangement Consideration’’ means the consideration to be received by Shareholders under the Arrangement in exchange for the transfer of their Adastra Shares to First Quantum, in the form of, at the election of each Shareholder, either the Share Alternative or the Cash Alternative, all as more particularly described under the heading ‘‘The Arrangement Consideration’’ in the Proxy Circular;

‘‘Business Day’’ means any day, other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada, Vancouver, Canada or London, United Kingdom;

‘‘Cash Alternative’’ means $2.92 in cash per Adastra Share, subject to pro ration as set out under the heading ‘‘The Arrangement – Arrangement Consideration’’ in the Proxy Circular;

‘‘CDI’’ means a CREST depository interest, representing an Adastra Share in uncertificated form;

‘‘Consortium Agreement’’ means the consortium agreement dated November 1, 2005 among Adastra, Congo Mineral Developments Limited, Industrial Development Corporation of South Africa Limited and International Finance Corporation;

‘‘Court’’ means the Supreme Court of the Yukon Territory;

‘‘CREST Depository’’ means CREST Depository Limited;

‘‘Depositary’’ means Computershare Investor Services Inc. at its principal office in Toronto;

‘‘Dissent Procedures’’ has the meaning ascribed thereto in Section 3.1;

‘‘Effective Date’’ means the date on which this Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued pursuant to Subsection 195(11) of the YBCA giving effect to the Arrangement;

‘‘Effective Time’’ means 11:00 a.m. (Yukon time) on the Effective Date;

‘‘Final Order’’ means the final order of the Court approving the Arrangement following the application therefor contemplated by the Arrangement Agreement, as such order may be amended or modified by the highest court to which appeal may be applied for;

‘‘First Quantum’’ means First Quantum Minerals Ltd., a company existing under the Business Corporations Act (British Columbia);

‘‘First Quantum Share’’ means a common share in the capital of First Quantum;

‘‘Governmental Entity’’ means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

‘‘including’’ means including without limitation;

‘‘Interim Order’’ means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by the Arrangement Agreement;

‘‘Laws’’ means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets);

‘‘Letter of Transmittal’’ means the letter of transmittal to be forwarded by Adastra to Shareholders together with the Proxy Circular or such other equivalent form of letter of transmittal acceptable to First Quantum acting reasonably;

‘‘Meeting’’ means the special meeting of the Shareholders (including any adjournment or postponement thereof) to be held to, among other things, consider and, if deemed advisable, approve the Arrangement by way of special resolution (as defined in the YBCA);

‘‘Person’’ includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

‘‘Proxy Circular’’ means the management information and proxy circular of Adastra to be sent to Shareholders in connection with the Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

‘‘Registrar’’ means the registrar appointed under Section 263 of the YBCA;

‘‘Share Alternative’’ means one First Quantum Share and $0.265 in cash for every 14.76 Adastra Shares, subject to pro ration as set out under the heading ‘‘The Arrangement – Arrangement Consideration’’ in the Proxy Circular;

‘‘Shareholder Rights Plan’’ means the shareholder rights plan agreement dated as of November 30, 2005 between Adastra and Computershare Investor Services Inc., as it may be amended from time to time;

‘‘Shareholders’’ means the holders of Adastra Shares;

‘‘Share Purchase Agreement’’ means the share purchase agreement dated November 1, 2005 as amended in March 2006 among Adastra, Congo Mineral Developments Limited, Industrial Development Corporation of South Africa Limited and International Finance Corporation;

‘‘YBCA’’ means the Business Corporations Act (Yukon) and, except where otherwise expressly provided, any amendments thereto.

1.2	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, Subsections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4	Date For Any Action

If any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

1.5	Time

All times expressed herein or in any Letters of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Currency

All references to currency in this Plan of Arrangement are to Canadian dollars, being lawful money of the Canada.

1.7	Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2

THE ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement will become effective at the Effective Time, and thereafter will be binding on:

(a)	Adastra;

(b)	the Shareholders; and

(c)	the holders of any rights issued under the Shareholder Rights Plan.

2.2	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Shareholder Rights Plan shall be deemed to have been terminated (and all rights issued thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect;

(b)

each Adastra Share (other than Adastra Shares in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to First Quantum in consideration for the Arrangement Consideration elected to be received by each Shareholder;

(c)

each Adastra Share in respect of which the Adastra Shareholder has validly exercised his, her or its right of dissent shall be directly transferred and assigned by such Shareholder to Adastra in accordance with Article 3;

(d)	with respect to each Adastra Share transferred and assigned in accordance with Subsection 2.2(b) or Subsection 2.2(c):

(i)

the registered holder thereof shall cease to be the registered holder of such Adastra Share and the name of such registered holder shall be removed from the register of Shareholders as of the Effective Time;

(ii)

the certificate representing such Adastra Share or, in the case of Shareholders holding Adastra Shares in uncertificated form, the CDI, shall be deemed to have been cancelled as of the Effective Time; and

(iii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Adastra Share in accordance with Subsection 2.2(b) or Subsection 2.2(c), as applicable;

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occur.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Shareholders may, in connection with the Arrangement, exercise rights of dissent with respect to their Adastra Shares pursuant to and in the manner set forth in Section 193 of the YBCA, as the same may be further modified by the Interim Order and/or the Final Order (the ‘‘Dissent Procedures’’), and Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value in cash for their Adastra Shares shall be deemed to have transferred such Adastra Shares to Adastra for cancellation at the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value in cash for their Adastra Shares shall be deemed to have transferred such Adastra Shares to Adastra for cancellation at the Effective Time and such Shareholders shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder, at and from the Effective Time, and, subject to Article 4, shall receive the Share Alternative.

For greater certainty, in no case shall Adastra or First Quantum be required to recognize such Shareholders as Shareholders at and after the Effective Time, and the names of such Shareholders shall be deleted from the register of Shareholders as of the Effective Time.

ARTICLE 4

PAYMENT OF CONSIDERATION

4.1	Payment to Registered Holders

(a)

As soon as reasonably practicable after the later of (X) the Effective Date; and (Y) delivery to the Depositary of a duly completed Letter of Transmittal, together with the certificates representing Adastra Shares (or in the case of Shareholders holding Adastra Shares in the form of CDIs, delivery to CREST Depository of appropriate electronic acceptance instructions), First Quantum shall cause the Depositary:

(i)	to forward or cause to be forwarded by first class mail to the Adastra Shareholder at the address specified in the Letter of Transmittal;

(ii)	if requested by the Adastra Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Adastra Shareholder; or

(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii) above, to forward or cause to be forwarded by first class mail to the Adastra Shareholder at the address of the Adastra Shareholder as shown on the share register maintained by Adastra immediately prior to the Effective Time;

a share certificate representing the number of First Quantum Shares (except in the case of Shareholders holding Adastra Shares in the form of CDIs, in respect of whom arrangements will be made with CREST Depoitory to credit their accounts with the appropriate number of First Quantum Shares) and/or a cheque for the funds to be delivered to such Adastra Shareholder in respect of the Adastra Shares for which, pursuant to the provisions hereof, a duly completed Letter of Transmittal and the certificates representing the same have been delivered to the Depositary (or in the case of Shareholders holding Adastra Shares in the form of CDIs, appropriate electronic acceptance instructions have been delivered to the CREST Depository), provided that in no event shall any holder of Adastra Shares be entitled to a fractional First Quantum Share, but, rather, in lieu of any fractional entitlement that an Adastra Shareholder would otherwise be entitled to, there shall be forwarded to such Adastra Shareholder a cheque representing an amount equal to such fractional interest multiplied by $39.11.

(b)

As soon as reasonably practicable prior to First Quantum being required to make any payment contemplated by this Section 4.1 or Section 4.2, First Quantum will provide the Depositary with sufficient funds and, where applicable, First Quantum Shares to enable the Depositary to make such payment, with such funds to be provided by bank transfer or other means satisfactory to the Depositary, and such funds shall be held in trust for the Shareholders and otherwise as contemplated in this Plan of Arrangement. All amounts paid to the Shareholders pursuant to the Arrangement shall be without interest and any interest earned on funds held in trust for the Shareholders pursuant to this Subsection 4.1(b) shall be for the sole benefit of First Quantum.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented Adastra Shares that were deemed to be transferred to First Quantum pursuant to Subsection 2.2(b) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Adastra Shareholder claiming such certificate to be lost, stolen or destroyed and the delivery of a duly completed Letter of Transmittal, in exchange for such lost, stolen or destroyed certificate, within ten Business Days after the later of:

(i)	the Effective Date; and

(ii)	the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below,

First Quantum will cause the Depositary:

(A)	to forward or cause to be forwarded by first class mail to the Adastra Shareholder at the address specified in the Letter of Transmittal;

(B)	if requested by the Adastra Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Adastra Shareholder; or

(C)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Adastra Shareholder at the address of the Adastra Shareholder as shown on the share register maintained by Adastra immediately prior to the Effective Time;

a share certificate representing the number of First Quantum Shares and/or a cheque for the funds to be delivered to such Adastra Shareholder in respect of the Adastra Shares for which a duly completed Letter of Transmittal and the bond or other indemnity referred to below have been delivered to the Depositary pursuant to the provisions hereof, provided that in no event shall any holder of Adastra Shares be entitled to a fractional First Quantum Share, but, rather, in lieu of any fractional entitlement to which an Adastra Shareholder would otherwise be entitled, there shall be forwarded to such Adastra Shareholder a cheque representing an amount equal to such fractional interest multiplied by $39.11. A condition precedent to the delivery of any such share certificate or cheque shall be that the person entitled to the same shall give a bond reasonably satisfactory to First Quantum and the Depositary in such reasonable sum as First Quantum may direct or otherwise indemnify First Quantum and the Depositary in a manner reasonably satisfactory to them against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Extinction of Rights

If any Adastra Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Adastra Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2)

together with a duly completed Letter of Transmittal, or, in the case of Shareholders holding Adastra Shares in the form of CDIs, appropriate electronic acceptance instructions are not delivered to CREST Depository, on or before the sixth anniversary of the Effective Date, such Adastra Shareholder shall be deemed to have donated and forfeited to First Quantum any cash, net of any applicable withholding or other taxes, or First Quantum Shares held by the Depositary in trust for such Adastra Shareholder to which such Adastra Shareholder is entitled. Subject to this Section 4.3, at and after the Effective Time, any certificate or CDI formerly representing Adastra Shares shall represent only the right to receive the Arrangement Consideration in accordance with this Plan of Arrangement, provided that such certificates or CDIs shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to First Quantum and shall be cancelled.

ARTICLE 5

AMENDMENT

5.1	Amendment

(a)

First Quantum and Adastra may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of First Quantum and Adastra in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Shareholders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by First Quantum and Adastra, and (ii) if required by the Court, it is consented to by the Shareholders in the manner directed by the Court.

ARTICLE 6

FURTHER ASSURANCES

6.1	Other Documents and Instruments

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, First Quantum and Adastra shall make, do and execute, or cause and cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

APPENDIX C

INTERIM ORDER

APPENDIX D

NOTICE OF APPLICATION FOR FINAL ORDER

APPENDIX E

SECTION 193 OF THE YBCA

Shareholder’s right to dissent

193 (1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if a corporation resolves to

(a)	amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	amalgamate with another corporation, otherwise than under section 186 or 189;

(d)	be continued under the laws of another jurisdiction under section 191; or

(e)	sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) Dissenting Shareholder may only claim under this section with respect to all the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

(5) A Dissenting Shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation; or

(b)	by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each Dissenting Shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms; and

(b)	contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) a dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6); and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)	the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)	the service of documents; and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a)	setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)	setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective;

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the dissent; or

(b)	the corporation may rescind the resolution,

and in either event, proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13); or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S., c.15, s.193.

APPENDIX F

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

OF FIRST QUANTUM MINERALS LTD.

Note: The following compilation report is provided solely to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Standards (PCAOBS) on a compilation of pro forma financial statements, an examination greater in scope than that performed under Canadian standards would be required.

Compilation Report on Pro Forma Consolidated Financial Statements

To the Board of Directors of

First Quantum Minerals Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of First Quantum Minerals Ltd. (‘‘First Quantum’’ or the ‘‘Company’’) as at March 31, 2006 and unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.

Compared the figures in the columns captioned ‘‘First Quantum’’ to the unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2005 respectively, and found them to be in agreement.

2.

Compared the figures in the column captioned ‘‘Adastra’’ to the unaudited consolidated financial statements of Adastra Minerals Inc. (‘‘Adastra’’) as at April 30, 2006 and for the three months then ended and found them to be in agreement. Compared the figures in the pro forma consolidated statement of earnings for the year ended December 31, 2005 to the audited consolidated statements of operations and deficit of Adastra for the year ended October 31, 2005 less the unaudited consolidated statements of operations and deficit for the three month period ended January 31, 2005, plus the unaudited consolidated statements of operations and deficit for the three month period ended January 31, 2006 and found them to be in agreement.

3.	Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)

stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ‘‘First Quantum’’ and ‘‘Adastra’’ as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the columns captioned ‘‘Pro Forma Consolidated First Quantum’’ to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia

(Signed) PricewaterhouseCoopers LLP

July 12, 2006

Chartered Accountants

FIRST QUANTUM MINERALS LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2006

(in thousands of US dollars)

	As Reported		Pro Forma Adjustments	Note 2	Pro Forma Consolidated First Quantum
	First Quantum	Adastra
Current Assets
Cash & cash equivalents	107,521	10,584	(38,757)a		79,348
Restricted cash	24,615	2,972	—		27,587
Accounts receivable & prepaid expenses	90,671	709	—		91,380
Inventory	77,144	—	—		77,144
	299,951	14,265	(38,757)		275,459
Investments	9,790				9,790
Property, plant & equipment	503,216	21,495	332,388 b		857,099
Other assets & deferred charges	29,430	—	—		29,430
	842,387	35,760	293,631		1,171,778
Liabilities
Current Liabilities
Accounts payable & accrued liabilities	54,451	8,673	—		63,124
Current tax payable	28,143	—	—		28,143
Current portion of long-term debt	69,955	—	—		69,955
Current portion of other liabilities	45,390	—	—		45,390
	197,939	8,673	—		206,612
Long-term debt	153,730	1,059	—		154,789
Future income tax liability	39,950	—	99,710 c		139,660
Other liabilities	49,081	—	—		49,081
	440,700	9,732	99,710		550,142
Minority interests	32,965	18	—		32,983
	473,665	9,750	99,710		583,125
Shareholders’ Equity
Equity accounts	169,090	80,624	139,307 d		389,021
Retained earnings	199,632	(54,614)	54,614 e		199,632
	368,722	26,010	193,921		588,653
	842,387	35,760	293,631		1,171,778

FIRST QUANTUM MINERALS LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the three months ended March 31, 2006

(in thousands of US dollars)

	As Reported		Pro Forma Adjustments	Note 2	Pro Forma Consolidated First Quantum

	First Quantum	Adastra
Revenues:
Copper	182,441	—	—		182,441
Gold	4,545	—	—		4,545
Acid	167	—	—		167
	187,153	—	—		187,153
Cost of Sales	54,457	—	—		54,457
Depletion and Amortization	12,007	18	—		12,025
Operating Profit	120,689	(18)	—		120,671

Other Expenses:
Exploration	2,134	—	—		2,134
General and Administrative	3,662	8,740	—		12,402
Interest and Financing fees	6,224	2	—		6,226
Other Expenses (Income)	18,795	(88)	—		18,707
	30,815	8,654	—		39,469
Earnings before taxes, minority interests
and equity earnings	89,874	(8,672)	—		81,202
Income Taxes	24,580	—	—		24,580
Minority Interests	10,511	—	—		10,511
Net Earnings for the Period	54,783	(8,672)	—		46,111

Earnings Per Share Data:
Basic	$0.89	($0.11)	—		$0.69
Diluted	$0.86	($0.11)	—		$0.68

FIRST QUANTUM MINERALS LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2005

(in thousands of US dollars)

	As Reported
	First Quantum	Adastra	Pro Forma Adjustments	Note 2	Pro Forma Consolidated First Quantum
	(US$ in thousands)
Revenues:
Copper	434,100	—	—		434,100
Gold	6,715	—	—		6,715
Acid	3,799	—	—		3,799
	444,614	—	—		444,614
Cost of Sales	151,904	—	—		151,904
Depletion and Amortization	36,545	13	—		36,558
Operating Profit	256,165	(13)	—		256,152

Other Expenses:
Exploration	7,493	—	—		7,493
General and Administrative	9,724	5,555	—		15,279
Interest on long-term debt	19,385	7	—		19,392
Other Expenses (Income)	16,996	(506)	—		16,490
Gain on disposal of investment	(16,127)	—	—		(16,127)
	37,471	5,056	—		42,527
Earnings before taxes, minority interests
and equity earnings	218,694	(5,069)	—		213,625
Income Taxes	45,612	—	—		45,612
Minority Interests	20,264	—	—		20,264
Net Earnings for the Period	152,818	(5,069)	—		147,749

Earnings Per Share Data:
Basic	$2.48	($0.07)	—		$2.23
Diluted	$2.43	($0.07)	—		$2.18

FIRST QUANTUM MINERALS LTD.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Expressed in $US except where indicated

Note 1 – Basis of presentation

This unaudited pro forma consolidated financial statement information has been prepared by management of First Quantum Minerals Limited (‘‘First Quantum’’), in accordance with Canadian generally accepted accounting principles (Canadian GAAP), for illustrative purposes only to show the effect of the acquisition of Adastra Minerals Inc. (‘‘Adastra’’) by First Quantum. The unaudited pro forma consolidated financial statement information assumes that First Quantum will acquire all of Adastra’s outstanding shares, after the exercise of all outstanding warrants and options.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Agreement will differ from those recorded in the unaudited pro forma consolidated financial statement information. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between First Quantum and Adastra. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The information prepared is only a summary. Additional historical financial information about First Quantum is available in certain of the documents listed in Section 1 of the Circular, ‘‘Information Relating to First Quantum – Documents Incorporated by Reference’’.

The unaudited pro forma balance sheet as at March 31, 2006 has been prepared from the unaudited balance sheet of First Quantum as at March 31, 2006 and the unaudited balance sheet of Adastra as at April 30, 2005.

The unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2006 and the year ended December 31, 2005 have been prepared from the unaudited statements of earnings for First Quantum and Adastra. The statements of earnings for First Quantum have been obtained from the unaudited statements of earnings for the three months ended March 31, 2006 and the audited statement of earnings for the year ended December 31, 2005. As Adastra’s year end is October the operating results of Adastra for the three months ended March 31, 2006 have been obtained from the unaudited statement of operations and deficit for the three months ended April 30, 2006. In the preparation of the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2005, the results of Adastra have been obtained from the audited consolidated statement of operations and deficit for the year ended October 31, 2005 less the unaudited consolidated statements of operations and deficit for the three month period ended January 31, 2005, plus the unaudited consolidated statements of operations and deficit for the three month period January 31, 2006.

The unaudited financial pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of First Quantum and Adastra, which, in the case of First Quantum, are available from the sources described under ‘‘Information Relating to First Quantum – Documents Incorporated by Reference’’ in Section 1 of the Circular.

Note 2 – Pro forma assumptions and adjustments

The acquisition by First Quantum of approximately 71% of Adastra will be accounted for under Canadian GAAP. The results of operations of Adastra will be included in the consolidated financial statements of First Quantum from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of the purchase.

For purposes of preparing the unaudited pro forma consolidated balance sheet, First Quantum has made certain assumptions.

The value of the initial acquisition purchase consideration used in the unaudited pro forma consolidated financial statement is based on the market price of First Quantum common shares on May 2, 2006. The unaudited pro forma consolidated financial information assumes the cost of acquisition is as follows, the actual purchase consideration may differ as final costs and determinations are made:

Initial Acquisition
Cash Consideration	$ 26.8 million
Value of Shares Issued	$ 175.1 million
Transaction Costs	$ 2.3 million
$ 204.2 million

Second Step Transaction
Cash Consideration	$ 9.3 million
Value of Shares Issued	$ 44.9 million
Transaction Costs	$ 0.3 million
$ 54.5 million
Total	$ 258.7 million

For the purposes of calculating the cost of acquisition associated with the second step transaction the following assumptions were used:

1)	The same ratio of shares and cash were used as in the original transaction, which was 1 FQM share per 17.5 Adastra shares and cash of $0.44 per Adastra share.

2)	1,211,205 FQM shares were assumed to have been issued at Cdn.$41.20 at a Cdn./USD foreign exchange rate of 1.1126 (being the rate in effect as at June 14, 2006).

The allocation of the purchase price of Adastra based on management’s preliminary estimate is as follows:

Allocation of Purchase Price	Book Value	Fair Market Adjustment	Purchase Price Allocation
Assets
Cash and cash equivalents	10,584	—	10,584
Restricted cash	2,972	—	2,972
Accounts receivable and prepaids	709	—	709
Capital assets	21,495	332,388	353,883
	35,760	332,388	368,148
Liabilities
Accounts payable and accrued liabilities	8,673	—	8,673
Long-term Debt	1,059	—	1,059
Future income tax liability		99,710	99,710
Non-controlling interest	18	—	18
	9,750	99,710	109,460
Total net assets purchased	26,010	232,678	258,688

The final fair values of the assets and liabilities will be determined after management has had the opportunity to conduct a detailed assessment of the fair values of the assets and liabilities of Adastra.

Pro forma assumptions and adjustments affecting the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on March 31, 2006:

a)

a decrease in cash and equivalents of $38.7 million to reflect the cash payment of $26.8 million plus $9.3 million for the cash element of the purchase price plus an estimated $2.6 million in transaction costs;

b)	an increase in capital assets of $332.4 million to reflect the preliminary allocations of the purchase price to capital assets;

c)	an increase of $99.7 million to future income taxes to account for the difference between the purchase price of Adastra and the book value of its assets;

d)	an increase in capital stock by $220.0 million to record the assumed value of common shares of First Quantum issued less $80.6 million to eliminate the historical share capital of Adastra; and

e)	an adjustment of $54.6 million to eliminate Adastra’s historic retained deficit.

Pro forma assumptions and adjustments affecting the consolidated statements of earnings and deficit

No adjustments have been made to the unaudited pro forma consolidated statements of earnings and deficit.

Note 3 – Pro forma earnings per share

A) For the three-month period ended March 31, 2006 Pro forma basic earnings per share
(millions of shares or US dollars, except per share data in dollars per share)
Actual weighted average number of First Quantum common shares outstanding	61.8
Assumed number of First Quantum common shares issued to Adastra shareholders	4.7
Pro forma weighted average number of First Quantum common shares outstanding	66.5
Pro forma net earnings	$46.10
Pro forma earnings per share – basic	$0.69

Pro forma diluted earnings per share
(millions of shares or US dollars, except per share data in dollars per share)
Pro forma weighted average number of First Quantum common shares outstanding	66.5
Dilutive effect of First Quantum stock options	1.6
Pro forma weighted average number of First Quantum common shares outstanding – diluted	68.1
Pro forma earnings per share – diluted	$0.68

B) For the year ended December 31, 2005 Pro forma basic earnings per share
(millions of shares or US dollars, except per share data in dollars per share)
Actual weighted average number of First Quantum common shares outstanding	61.5
Assumed number of First Quantum common shares issued to Adastra shareholders	4.7
Pro forma weighted average number of First Quantum common shares outstanding	66.2
Pro forma net earnings	$147.70
Pro forma earnings per share – basic	$2.23

Pro forma diluted earnings per share
(millions of shares or US dollars, except per share data in dollars per share)
Pro forma weighted average number of First Quantum common shares outstanding	66.2
Dilutive effect of First Quantum stock options	1.5
Pro forma weighted average number of First Quantum common shares outstanding – diluted	67.7
Pro forma earnings per share – diluted	$2.18

LOGO

LOGO

PROXY FOR HOLDERS OF COMMON SHARES OF ADASTRA MINERALS INC.

FOR THE SPECIAL MEETING TO BE HELD ON AUGUST 3, 2006

The undersigned holder of common shares (‘‘Adastra Shares’’) of Adastra Minerals Inc. (‘‘Adastra’’) hereby appoints Tim Read, Chief Executive Officer of Adastra, or failing him, Clive Newall, a director of Adastra, or failing him, Andrew Hancharyk, General Counsel and Secretary of First Quantum Minerals Ltd., or instead of any of the foregoing, as the nominee of the undersigned, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all Adastra Shares held by the undersigned and in respect of all matters that may come before the Special Meeting of Shareholders of Adastra to be held at the offices of Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 3600, Toronto, Ontario on Thursday, August 3, 2006 at 10:00 a.m. (Toronto Time), including any adjournment or postponement thereof, (the ‘‘Meeting’’) to the same extent and with the same power as if the undersigned were personally present at the Meeting, with full power of substitution. Without limiting the generality of the authorization and power hereby conferred, in connection with the following matters to be considered at the Meeting, the undersigned holder of Adastra Shares hereby directs that the Adastra Shares represented by this form of proxy be:

VOTED FOR,

OR

VOTED AGAINST

a special resolution, the text of which is attached as Appendix A to the management information circular (the ‘‘Circular’’) dated July 12, 2006 relating to the Meeting, approving an arrangement pursuant to section 195 of the Business Corporations Act (Yukon) (the ‘‘Arrangement Resolution’’), all as more particularly described in the Circular.

With respect to amendments or variations to these matters or any other matters as may properly come before the Meeting, the undersigned hereby confers discretionary authority on the nominee to vote as the nominee thinks fit. If no specification as to voting is made, this proxy will be voted ‘‘FOR’’ the Arrangement Resolution. The undersigned hereby revokes any proxy previously given by the undersigned.

The undersigned confirms that it is the express wish of the undersigned that the documents relating hereto, including the Circular and this form of proxy, have been and shall be drawn up in English only. Le (la) soussigné(e) confirme sa volonté expresse que les documents se rapportant aux présentes, y compris la Circulaire ainsi que le présent formulaire de procuration, soient rédigés en anglais seulement.

DATED this	day of	, 2006

_____________________________________________

Signature of Shareholder or authorized representative

_____________________________________________

Name and title of authorized representative, if applicable (please print)

_____________________________________________

Print name of Shareholder

_____________________________________________

Number of Common Shares

Note: If you have any questions or require any assistance, please contact Computershare Investor Services Inc. toll free within North America at 1-866-982-9674 or, in the case of overseas callers, at 1-514-982-7135. Please complete, date, sign and return this proxy no later than the time stipulated in Instruction 2 below to: Adastra Minerals Inc. c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by facsimile within North America to 1-866-249-7775 or to (416) 263-9524. If this form of proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by Adastra.

NOTES AND INSTRUCTIONS

1.	This proxy is solicited by or on behalf of the management of Adastra.

2.

To be valid, this form of proxy must be received by Computershare Investor Services at the address specified above by 5:00 p.m. (Toronto time) on August 2, 2006 or, in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. on the date that is one business day preceding the date to which the Meeting is adjourned or postponed.

3.

If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person or company (who need not be a shareholder of Adastra) other than the persons designated in this form of proxy to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Tim Read, Clive Newall or Andrew Hancharyk as your nominee, you must strike out their names and insert the name of that other person or company in the blank space provided. The nominee must attend the Meeting in order to vote on your behalf. A proxy may be revoked in the manner set forth in the Circular.

4.

You should indicate your choice on the matter to be considered at the Meeting by checking the appropriate box. The Adastra Shares represented by this form of proxy will be voted in accordance with the instructions contained herein on the ballot if a choice is specified with respect to the matter to be acted upon. If no choice is specified, such Adastra Shares will be voted ‘‘FOR’’ the matter set forth above.

5.

To be valid, this proxy must be signed by the registered holder of Adastra Shares, or a duly authorized representative or attorney of the registered shareholder or by a person named as a nominee in respect of the Meeting in an omnibus proxy containing a power of substitution.

6.

Please sign exactly the name under which you hold the Adastra Shares. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If the shareholder is a trust, this proxy must be executed by all trustees. If the Adastra Shares are held in the name of an executor, administrator or trustee, please sign exactly as the Adastra Shares are held. If the Adastra Shares are held in the name of a deceased holder, the holder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the holder must be attached to this proxy. Adastra, in its discretion, may require additional evidence of authority or additional documentation.

7.	Reference is made to the accompanying Notice of Special Meeting and Circular for further information regarding completion and use of this form of proxy and other information pertaining to the Meeting.

8.

A registered holder of Adastra Shares may dissent from the Arrangement Resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the dissent procedures in section 193 of the Business Corporations Act (Yukon). Shareholders who wish to dissent should carefully review the section entitled ‘‘Rights of Dissenting Shareholders’’ in the Circular, and Appendix E to the Circular. The failure to comply strictly with the dissent procedures described in the Circular may result in the loss or unavailability of the right to dissent.

NEWS RELEASE

Adastra Shareholders’ Meeting

Trading: TSX and AIM: AAA

London, UK (July 13th, 2006)

Adastra Minerals Inc. (“Adastra”) will be holding a special meeting of its shareholders on Thursday, August 3, 2006 at 10:00 a.m. (EDT) at 66 Wellington Street West, Suite 3600, Toronto, Ontario, Canada.

Shareholders will be asked to pass a special resolution approving an arrangement pursuant to which First Quantum Minerals Ltd. would acquire the remaining common shares of Adastra it does not currently own.

The information circular in connection with the arrangement and dated July 12, 2006 has been mailed out to shareholders and filed with applicable securities regulatory authorities. It is also available on SEDAR at www.sedar.com.

~ Ends ~

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

North America

First Quantum Minerals

Geoff Chater, Manager, Corporate Relations

Tel.: +1 604 688 6577

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date July 14, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director